UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☑ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
  ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of Issuer:

Lil Bucks LLC

Legal status of Issuer:

Form:

Limited Liability Company

Jurisdiction of Incorporation/Organization:

Illinois

Date of Organization:

March 6, 2018

Physical Address of Issuer:

72 Bluff Road, Trout Valley, IL 60013, United States

Website of Issuer:

https://lovelilbucks.com/

Name of Intermediary through which the Offering will be Conducted:

OpenDeal Portal LLC dba Republic

CIK Number of Intermediary:

0001751525

SEC File Number of Intermediary:

007-00167

CRD Number of Intermediary:

283874

Name of qualified third party "Escrow Agent" which the Offering will utilize:

Prime Trust, LLC

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

At the conclusion of the offering, the issuer shall pay a fee of six percent (6%) of the amount raised in the offering to the intermediary.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

The Intermediary will also receive compensation in the form of securities equal to two percent (2%) of the total number of the securities sold in the offering.

Type of Security Offered:

Crowd SAFE (Simple Agreement for Future Equity)

Target Number of Securities to be Offered:

25,000

Price (or Method for Determining Price):

$1.00

Target Offering Amount:

$25,000

Oversubscriptions Accepted:
☑ Yes
☐ No

Oversubscriptions will be Allocated:
☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other: At the Company's discretion

Maximum offering amount (if different from Target Offering Amount):

$250,000

Deadline to reach the Target Offering Amount:

April 22, 2021

If the sum of the investment commitments does not equal or exceed the target offering amount at the deadline to reach the target offering amount, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current Number of Employees:

	Most recent fiscal year-end (2019)	Prior fiscal year-end (2018)
Total Assets	$219,760	$13,049
Cash and Cash Equivalents	$191,592	$12,897
Accounts Receivable	$938	$0
Short-term Debt	$11,528	$19,337
Long-term Debt	$230,950	$0
Revenues/Sales	35,522	5,816
Cost of Goods Sold	28,305*	17,136*
Taxes Paid	$0	$0
Net Income	($46,919)	($27,145)

*This figure represents costs of revenues

The jurisdictions in which the issuer intends to offer the securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

This offering is being conducted on an expedited basis due to circumstances relating to COVID-19 and pursuant to the Securities and Exchange Commission's temporary regulatory COVID-19 relief (the "COVID-19 Rules"). The terms of this offering are materially different from offerings not relying on the COVID-19 Rules and you must review this Form C carefully before investing.

December 22, 2020

Lil Bucks LLC

Up to $250,000 of Crowd SAFE (Simple Agreement for Future Equity)

Lil Bucks LLC ("**Lil Bucks**, the "**Company**," "**we**," "**us**", or "**our**"), is offering a minimum amount of $25,000 (the "**Target Offering Amount**") and up to a maximum amount of $250,000 (the "**Maximum Offering Amount**") of (Crowd SAFE (Simple Agreement for Future Equity) (the "**Securities**") on a best-efforts basis as described in this Form C (this **"Offering**"). We must raise an amount equal to or greater than the Target Offering Amount by April 22, 2021 (the "**Offering Deadline**"). Unless we raise at least the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be cancelled, and all committed funds will be returned.

Potential purchasers of the Securities are referred to herein as "**Investors**" or "**you**". The rights and obligations of Investors with respect to the Securities are set forth below in the section titled "*The Offering and the Securities—The Securities*". In order to purchase the Securities, you must complete the purchase process through our intermediary, OpenDeal Portal LLC dba Republic (the "**Intermediary**"). Once the required financial information has been provided, all committed funds will be held in escrow with Prime Trust, LLC (the "**Escrow Agent**") until the Target Offering Amount has been met or exceeded and one or more closings occur pursuant to the COVID-19 Rules. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline, or such earlier time as such earlier time the Company designates pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary.

Investment commitments may be accepted or rejected by us, in our sole and absolute discretion. We have the right to cancel or rescind our offer to sell the Securities at any time and for any reason. The Intermediary has the ability to reject any investment commitment and may cancel or rescind our offer to sell the Securities at any time for any reason.

	Price to Investors	Service Fees and Commissions (1)(2)	Net Proceeds
Minimum Individual Purchase Amount (3)	$150	$9.00	$141.00
Target Offering Amount	$25,000	$1,500	$23,500
Maximum Offering Amount	$250,000	$15,000	$235,000

(1) This excludes fees to Company's advisors, such as attorneys and accountants.

(2) In addition to the six percent (6%) fee shown here, the Intermediary will also receive a securities commission equal to two percent (2%) of the Securities sold in this Offering.

(3) The Company reserves the right to amend the Minimum Individual Purchase Amount, in its sole discretion. In particular, the Company may elect to participate in one of the Intermediary's special

investment programs and may offer alternative Minimum Individual Purchase Amounts to Investors participating in such programs without notice.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the Company and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these Securities are exempt from registration.

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS. THERE ARE ALSO SIGNIFICANT UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN OUR COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN OUR COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C TITLED "*RISK FACTORS*" BEGINNING ON PAGE 2.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. YOU SHOULD BE AWARE THAT YOU WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

YOU ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO YOUR PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT THEIR OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING THEIR INVESTMENT.

THIS OFFERING IS ONLY EXEMPT FROM REGISTRATION UNDER THE LAWS OF THE UNITED STATES AND ITS TERRITORIES. NO OFFER IS BEING MADE IN ANY JURISDICTION NOT LISTED ABOVE. PROSPECTIVE INVESTORS ARE SOLELY RESPONSIBLE FOR DETERMINING THE PERMISSIBILITY OF THEIR PARTICIPATING IN THIS OFFERING, INCLUDING OBSERVING ANY OTHER REQUIRED LEGAL FORMALITIES AND SEEKING CONSENT FROM THEIR LOCAL REGULATOR, IF NECESSARY. THE INTERMEDIARY FACILITATING THIS OFFERING IS LICENSED AND REGISTERED SOLELY IN THE UNITED STATES AND HAS NOT SECURED, AND HAS NOT SOUGHT TO SECURE, A LICENSE OR WAIVER OF THE NEED FOR SUCH LICENSE IN ANY OTHER JURISDCITION. THE COMPANY, THE ESCROW AGENT AND THE INTERMEDIARY, EACH RESERVE THE RIGHT TO REJECT ANY INVESTMENT COMMITMENT MADE BY ANY PROSPECTIVE INVESTOR, WHETHER FOREIGN OR DOMESTIC.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF YOU LIVE OUTSIDE THE UNITED STATES, IT IS YOUR RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. WE RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

NOTICE REGARDING THE ESCROW AGENT

PRIME TRUST LLC, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "**Exchange Act**") (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**")(15 U.S.C. 80a-3), or excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on Section 4(a)(6) of the Securities Act of 1933 (the "**1933 Act**") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C;

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies;

(7) Has been organized and has had operations for at least six months prior to the commencement of the Offering; and

(8) Has complied with the requirements in section 4A(b) of the 1933 Act (15 U.S.C. 77d-1(b)) and the related requirements in this part with respect to any securities previously sold in reliance on section 4(a)(6) of the 1933 Act.

Bad Actor Disclosure

The Company is not subject to any bad actor disqualifications under any relevant U.S. securities laws.

Ongoing Reporting

Following the first sale of the Securities, the Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at https://lovelilbucks.com/

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with applicable state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the congoing reporting requirement of Regulation CF.

Updates

Updates on the status of this Offering may be found at: https://www.republic.co/lil-bucks

The date of this Form C is December 22, 2020.

TABLE OF CONTENTS

ABOUT THIS FORM C

This Form C relates to an offering being conducted under the Security and Exchange Commission's temporary regulatory COVID-19 relief (the "**COVID-19 Rules**"). You should rely only on the information contained in this Form C. We have not authorized anyone to provide any information or make any representations other than those contained in this Form C, and no source other than the Intermediary has been authorized to host this Form C and the Offering. If anyone provides you with different or inconsistent information, you should not rely on it. We are not offering to sell, nor seeking offers to buy, the Securities in any jurisdiction where such offers and sales are not permitted. The information contained in this Form C and any documents incorporated by reference herein is accurate only as of the date of those respective documents, regardless of the time of delivery of this Form C or the time of issuance or sale of any Securities.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. Prior to the consummation of the purchase and sale of the Securities, the Company will afford prospective Investors an opportunity to ask questions of, and receive answers from, the Company and its management concerning the terms and conditions of this Offering and the Company.

In making an investment decision, you must rely on your own examination of the Company and the terms of the Offering, including the merits and risks involved. The statements of the Company contained herein are based on information believed to be reliable; however, no warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. For example, our business, financial condition, results of operations, and prospects may have changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or any other materials supplied herewith.

This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This Form C and any documents incorporated by reference herein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein are based on reasonable assumptions we have made in light of our industry experience, perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Investors are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statements made in this Form C or any documents incorporated by reference herein is accurate only as of the date of those respective documents. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this Form C or to conform these statements to actual results or to changes in our expectations.

SUMMARY

The following summary highlights information contained elsewhere or incorporated by reference in this Form C. This summary may not contain all of the information that may be important to you. You should read this entire Form C carefully, including the matters discussed under the section titled "Risk Factors."

The Company
Lil Bucks LLC is a Illinois Limited Liability Company incorporated/formed on March 7, 2018
The Company is located at 72 Bluff Road, Trout Valley, IL 60013, United States.

The Company's website is https://lovelilbucks.com/

The Company conducts business in All 50 U.S. states plus Canada.

A description of our products, services and business plan can be found on the Company's profile page on the Intermediary's website under https://republic.co/lil-bucks and is attached as Exhibit B to this Form C.

The Offering

Minimum amount of Units of Crowd SAFEs being offered	25,000
Total Units of Crowd SAFEs (outstanding after Offering if Target Offering Amount met	25,000*
Maximum amount of Units of Crowd SAFEs being offered	250,000
Total Units of Crowd SAFEs outstanding after Offering if Maximum Offering Amount met	250,000*
Purchase price per Security	$1.00 per Unit
Minimum Individual Purchase Amount	$150.00+
Offering deadline	April 22, 2021
Use of proceeds	See the description of the use of proceeds on page 12 hereof.
Voting Rights	See the description of the voting rights on page 22.

*The total number of the Securities outstanding after the Offering is subject to increase in an amount equal to the Intermediary's fee of two percent (2%) of the Securities issued in this Offering.

+ The Company reserves the right to amend the Minimum Individual Purchase Amount, in its sole discretion. In particular, the Company may elect to participate in one of the Intermediary's special investment programs and may offer alternative Minimum Individual Purchase Amounts to Investors participating in such programs without notice.

RISK FACTORS

Investing in the Securities involves a high degree of risk and may result in the loss of your entire investment. Before making an investment decision with respect to the Securities, we urge you to carefully consider the risks described in this section and other factors set forth in this Form C. In addition to the risks specified below, the Company is subject to same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. Prospective Investors should consult with their legal, tax and financial advisors prior to making an investment in the Securities. The Securities should only be purchased by persons who can afford to lose all of their investment.

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Company is still in an early phase and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early stage companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

COVID-19 has had a significant effect on our business operations and revenue projections.

With shelter-in-place orders and non-essential business closings potentially happening throughout 2020 and into the future due to COVID-19, the Company's revenue has been adversely affected. In accordance with the COVID-19 Rules, we will be raising a maximum of $250,000. Additionally, we will be providing financials certified by our CEO as opposed to reviewed financials.

The amount of capital the Company is attempting to raise in this Offering may not be enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenues from sales, as well as the inherent business risks associated with our Company and present and future market conditions. Our business currently does not generate any sales and future sources of revenue may not be sufficient to meet our future capital requirements. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

We may not have enough authorized capital stock to issue shares of common stock to investors upon the conversion of any security convertible into shares of our common stock, including the Securities.

Currently, our authorized capital stock consists of 10,000,000 Membership Units, of which 10,000,000 Membership Units are issued and outstanding. Unless we increase our authorized capital stock, we may not have enough authorized common stock to be able to obtain funding by issuing shares of our common stock or securities convertible into shares of our common stock. We may also not have enough authorized capital stock to issue shares of common stock to investors upon the conversion of any security convertible into shares of our common stock, including the Securities.

We may implement new lines of business or offer new products and services within existing lines of business.

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

We rely on other companies to provide components and services for our products.

We depend on suppliers and contractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or contractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide components which meet required specifications and perform to our and our customers' expectations. Our suppliers may unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two contractors or suppliers for a particular component. Our products may utilize custom components available from only one source. Continued availability of those components at acceptable prices, or at all, may be affected for any number of reasons, including if those suppliers decide to concentrate on the production of common components instead of components customized to meet our requirements. The supply of components for a new or existing product could be delayed or constrained, or a key manufacturing vendor could delay shipments of completed products to us adversely affecting our business and results of operations.

We rely on various intellectual property rights, including trademarks, in order to operate our business.

The Company relies on certain intellectual property rights to operate its business. The Company's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people.

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

We continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially.

Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company’s results of operations.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

We are also subject to a wide range of federal, state, and local laws and regulations, such as local licensing requirements, and retail financing, debt collection, consumer protection, environmental, health and safety, creditor, wage-hour, anti-discrimination, whistleblower and other employment practices laws and regulations and we expect these costs to increase going forward. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we have incurred and will continue to incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

Risks Related to the Offering

This Offering is being conducted under the COVID-19 Rules.

On May 4, 2020, the Securities and Exchange Commission issued the COVID-19 Rules under Regulation CF to expedite the offering process for smaller, previously established companies like ours that have been directly or indirectly affected by COVID-19. This Offering is being conducted under the COVID-19 Rules and its terms are materially different from offerings that are not being conducted under the COVID-19 rules.

Financial information has been omitted from this Form C under the COVID-19 Rules.

The COVID-19 Rules allow us to begin the Offering without providing certain financial information. The omitted financial information will be provided in an amendment to the Form C. Until the financial information is provided, we cannot accept any investment commitments or sell the Securities.

The financial statements attached to this Form C have been certified by our Chief Executive Officer pursuant to the COVID-19 Rules.

We are offering a maximum aggregate amount of $250,000 of the Securities and are permitted to provide financial statements that have been certified by our Chief Executive Officer under the COVID-19 Rules. Such financial statements would otherwise need to be reviewed or audited by an independent public accountant. As such, the financial statements being provided as a part of this Offering have not been reviewed or audited by an independent public accountant, nor has any outside party verified the accuracy of the information in such financial statements.

State and federal securities laws are complex, and the Company could potentially be found to have not complied with all relevant state and federal securities law in prior offerings of securities.

The Company has conducted previous offerings of securities and may not have complied with all relevant state and federal securities laws. If a court or regulatory body with the required jurisdiction ever concluded that the Company may have violated state or federal securities laws, any such violation could result in the Company being required to offer rescission rights to investors in such offering. If such investors exercised their rescission rights, the Company would have to pay to such investors an amount of funds equal to the purchase price paid by such investors plus interest from the date of any such purchase. No assurances can be given the Company will, if it is required to offer such investors a rescission right, have sufficient funds to pay the prior investors the amounts required or that proceeds from this Offering would not be used to pay such amounts.

In addition, if the Company violated federal or state securities laws in connection with a prior offering and/or sale of its securities, federal or state regulators could bring an enforcement, regulatory and/or other legal action against the Company which, among other things, could result in the Company having to pay substantial fines and be prohibited from selling securities in the future.

The U.S. Securities and Exchange Commission does not pass upon the merits of the Securities or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

You should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering. The U.S. Securities and Exchange Commission has not reviewed this Form C, nor any document or literature related to this Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws.

No governmental agency has reviewed or passed upon this Offering or the Securities. Neither the Offering nor the Securities have been registered under federal or state securities laws. Investors will not receive any of the benefits available in registered Offerings, which may include access to quarterly and annual financial statements that have been audited by an independent accounting firm. Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering based on the information provided in this Form C and the accompanying exhibits.

The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.

Unless the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the use of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

The Company has the right to limit individual Investor commitment amounts based on the Company's determination of an Investor's sophistication.

The Company may prevent any Investor from committing more than a certain amount in this Offering based on the Company's determination of the Investor's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Company's determination and not in line with relevant investment limits set forth by the Regulation CF rules. This also means that other Investors may receive larger allocations of the Offering based solely on the Company's determination.

The Company has the right to extend the Offering Deadline.

The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering Deadline, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Target Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Amount, at which time it will be released to the Company to be used

as set forth herein. Upon or shortly after the release of such funds to the Company, the Securities will be issued and distributed to you.

Under the COVID-19 Rules, the Company may end the Offering early.

If the Target Offering Amount is met before the Offering Deadline, the Company can end the Offering by providing notice to Investors at least 5 business days prior to the end of the Offering. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to invest in this Offering – it also means the Company may limit the amount of capital it can raise during the Offering by ending the Offering early.

The Company has the right to conduct multiple closings during the Offering.

If the Company meets certain terms and conditions, an intermediate close of the Offering can occur, which will allow the Company to draw down on half of the proceeds committed and captured in the Offering during the relevant period. The Company may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors whose investment commitments were previously closed upon will not have the right to re-confirm their investment as it will be deemed to have been completed prior to the material change.

Risks Related to the Securities

The Securities will not be freely tradable under the Securities Act until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with their attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not ever be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or foreign jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be affected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Each Investor in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

Investors will not become equity holders until the Company decides to convert the Securities into "CF Shadow Securities" (the type of equity securities issuable upon conversion of the Securities) or until there is a change of control or sale of substantially all of the Company's assets.

Investors will not have an ownership claim to the Company or to any of its assets or revenues for an indefinite amount of time and depending on when and how the Securities are converted, the Investors may never become equity holders of the Company. Investors will not become equity holders of the Company unless the Company receives a future round of financing great enough to trigger a conversion and the Company elects to convert the Securities into CF Shadow Securities. The Company is under no obligation to convert the Securities into CF Shadow Securities. In certain instances, such as a sale of the Company or substantially all of its assets, an initial public offering or a dissolution or bankruptcy, the Investors may only have a right to receive cash, to the extent available, rather than equity in the Company.

Investors will not have voting rights, even upon conversion of the Securities into CF Shadow Securities. Upon the conversion of the Securities into CF Shadow Securities (which cannot be guaranteed), the holders of the CF Shadow Securities will be required to enter into a proxy with the Intermediary to ensure any statutory voting rights are voted in tandem with the majority holders of whichever series of securities the CF Shadow Securities follow.

Investors will not have the right to vote upon matters of the Company even if and when their Securities are converted into CF Shadow Securities (the occurrence of which cannot be guaranteed). Upon such conversion, the CF Shadow Securities will have no voting rights and, in circumstances where a statutory right to vote is provided by state law, the CF Shadow Security holders are required to enter into a proxy agreement with the Intermediary to vote their CF

Shadow Securities with the majority of the holder(s) of the securities issued in the round of equity financing that triggered the conversion right. For example, if the Securities are converted in connection with an offering of Series B Preferred Stock, Investors would receive CF Shadow Securities in the form of shares of Series B-CF Shadow Preferred Stock and would be required to enter into a proxy that allows the Intermediary to vote their shares of Series B-CF Shadow Preferred Stock consistent with the majority of the Series B Preferred Stockholders. Thus, Investors will essentially never be able to vote upon any matters of the Company.

Investors will not be entitled to any inspection or information rights other than those required by law.

Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by law. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. Additionally, there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders, including certain security holders who have rights to periodic financial statements and updates from the Company such as quarterly unaudited financials, annual projections and budgets, and monthly progress reports, among other things.

Investors will be unable to declare the Security in "default" and demand repayment.

Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which Investors will be able to demand repayment of their investment. The Company has ultimate discretion as to whether or not to convert the Securities upon a future equity financing and Investors have no right to demand such conversion. Only in limited circumstances, such as a liquidity event, may Investors demand payment and even then, such payments will be limited to the amount of cash available to the Company.

The Company may never elect to convert the Securities or undergo a liquidity event and Investors may have to hold the Securities indefinitely.

The Company may never conduct a future equity financing or elect to convert the Securities if such future equity financing does occur. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an initial public offering. If neither the conversion of the Securities nor a liquidity event occurs, Investors could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

Equity securities acquired upon conversion of the Securities may be significantly diluted as a consequence of subsequent equity financings.

The Company's equity securities will be subject to dilution. The Company intends to issue additional equity to employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence holders of equity securities resulting from the conversion of the Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the Investor's control and economic interests in the Company.

The amount of additional financing needed by the Company will depend upon several contingencies not foreseen at the time of this Offering. Generally, additional financing (whether in the form of loans or the issuance of other securities) will be intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds received in any additional financing are not sufficient to meet the Company's needs, the Company may have to raise additional capital at a price unfavorable to their existing investors, including the holders of the Securities. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to accurately predict the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain financing on favorable terms could dilute or otherwise severely impair the value of the Securities.

In addition, the Company has certain equity grants and convertible securities outstanding. Should the Company enter into a financing that would trigger any conversion rights, the converting securities would further dilute the equity securities receivable by the holders of the Securities upon a qualifying financing.

Equity securities issued upon conversion of the Securities may be substantially different from other equity securities offered or issued by the Company at the time of conversion.

In the event the Company decides to exercise the conversion right, the Company will convert the Securities into equity securities that are materially different from the equity securities being issued to new investors at the time of conversion in many ways, including, but not limited to, liquidation preferences, dividend rights, or anti-dilution protection. Additionally, any equity securities issued at the Conversion Price (as defined in the Crowd SAFE agreement) shall have only such preferences, rights, and protections in proportion to the Conversion Price and not in proportion to the price per share paid by new investors receiving the equity securities. Upon conversion of the Securities, the Company may not provide the holders of such Securities with the same rights, preferences, protections, and other benefits or privileges provided to other investors of the Company.

The forgoing paragraph is only a summary of a portion of the conversion feature of the Securities; it is not intended to be complete, and is qualified in its entirety by reference to the full text of the Crowd SAFE agreement, which is attached as Exhibit C.

There is no present market for the Securities and we have arbitrarily set the price.

The Offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot guarantee that the Securities can be resold at the Offering price or at any other price.

In the event of the dissolution or bankruptcy of the Company, Investors will not be treated as debt holders and therefore are unlikely to recover any proceeds.

In the event of the dissolution or bankruptcy of the Company, the holders of the Securities that have not been converted will be entitled to distributions as described in the Securities. This means that such holders will only receive distributions once all of the creditors and more senior security holders, including any holders of preferred stock, have been paid in full. Neither holders of the Securities nor holders of CF Shadow Securities can be guaranteed any proceeds in the event of the dissolution or bankruptcy of the Company.

While the Securities provide mechanisms whereby holders of the Securities would be entitled to a return of their purchase amount upon the occurrence of certain events, if the Company does not have sufficient cash on hand, this obligation may not be fulfilled.

Upon the occurrence of certain events, as provided in the Securities, holders of the Securities may be entitled to a return of the principal amount invested. Despite the contractual provisions in the Securities, this right cannot be guaranteed if the Company does not have sufficient liquid assets on hand. Therefore, potential Investors should not assume a guaranteed return of their investment amount.

There is no guarantee of a return on an Investor's investment.

There is no assurance that an Investor will realize a return on their investment or that they will not lose their entire investment. For this reason, each Investor should read this Form C and all exhibits carefully and should consult with their attorney and business advisor prior to making any investment decision.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

BUSINESS

Description of the Business
After discovering the potential of an underutilized superfood while living in Australia, Chicago-native Emily Griffith founded Lil Bucks, America's buckwheat company with a mission to offer innovative buckwheat snack and breakfast products, while promoting a more nutritious diet and soil health in North America.

Business Plan
Sales channels include wholesale, D2C and foodservice. Lil Bucks' omni-channel approach builds brand awareness and credibility, while allowing flexibility when events affecting different channels (such as a pandemic) unfold. The company built solid margins from each channel before expanding widely. This will allow Lil Bucks to sustain their own growth without as much capital investment, getting our shareholders better returns.

The Company's Products and/or Services

Product / Service	Description	Current Market
Lil Bucks	grain-free superseeds mostly eaten as a topping on smoothies, oatmeal, yogurt and salad.	Addressing a $37B global breakfast cereal market with a one-of-a-kind buckwheat option. Sells in the granola section at Whole Foods Market
Clusterbucks Buckwheat Granola Clusters	Clusterbucks Buckwheat Granola Clusters	Addressing a $23B snack market and $23B adaptogen market with a one-of-a-kind functional snack. Launching into Whole Foods in February 2021.

Competition
We are the only buckwheat brand so we focus on existing alternatives in the breakfast and snack markets: Clusterbucks -Functional Snacks: GoRaw Sprouted Cookie Crisps, Navitas Organics Superfood Power Snacks, Melissa's Clean Snax Bites, Brookside Crunchy Clusters, The GFB Gluten Free Bites, Nature Valley Granola Cups Lil Bucks -Purely Elizabeth Granola, Michele's Granola, GoRaw Sprouted Granola, Living Intentions Superfood Cereal, Chia Seeds, Hemp Seeds

Customer Base
We sell ourproducts on the direct-to-consumer market via Amazon and LoveLilBucks.com, and also via wholesale retail accounts like Whole Foods Market, Erewhon and Foxtrot. Our audience is 85% millennials and gen-z, and 15% women 55+.

Supply Chain
We obtain our ingredients from multiple sources, none of which we are dependent upon. We have spent much time researching our supply chain and are prepared for any shortages or forcible changes should any provider become unavailable.

Intellectual Property

Trademarks

Application or Registration #	Goods / Services	Mark	File Date	Grant Date	Country
5524680	Activated buckwheat seeds.	LIL BUCKS	December 21, 2017	July 24, 2018	USA
5960343	Granola.	CLUSTERBUCKS	June 28, 2019	January 14, 2020	USA

Trademarks

Application or Registration #	Goods / Services	Mark	File Date	Grant Date	Country
5524680	Activated buckwheat seeds.	LIL BUCKS	December 21, 2017	July 24, 2018	USA
5960343	Granola.	CLUSTERBUCKS	June 28, 2019	January 14, 2020	USA

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation

The Company is not subject to any current litigation or threatened litigation.

USE OF PROCEEDS

The following table illustrates how we intend to use the net proceeds received from this Offering. The values below are not inclusive of payments to financial and legal service providers and escrow related fees, all of which were incurred in the preparation of this Offering and are due in advance of the closing of the Offering.

Use of Proceeds (See Description Below)	% of Target Proceeds Raised	Amount if Target Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
Intermediary Fee	6%	$1,500	6%	$64,200
Hire Sales Director	24%	$6,000	8%	$85,600
Other Team Hires (BDR, CEO, Field Marketing)	5%	$1,250	16%	$171,200
Ingredients	12%	$3,000	13%	$139,100
Packaging	0%	0	8%	$85,600
R&D	0%	0	2%	$21,400
Operations Agency	24%	$6,000	6%	$64,200
Marketing Spend	8%	$2,000	27%	$288,900
Trade Spend with Stores	21%	$5,250	8%	$85,600
Shipping - 3PL	0%	0	6%	$64,200
Total	**100.00%**	**$25,000**	**100.00%**	**$250,000**

The Company has discretion to alter the use of proceeds set forth above to adhere to the Company's business plan and liquidity requirements. For example, economic conditions may alter the Company's general marketing or general working capital requirements.

Set forth below are detailed description of how we intend to use the net proceeds of this Offering for any category in excess of ten percent (10%) in the table above.

Intermediary Fee
This fee will be paid directly to the intermediary for assisting in conducting this Offering.

Hire Sales Director
These proceeds will be used to hire already-identified sales director with 8+ years in natural food sales.

Other Team Hires (BDR, CEO, Field Marketing)
These proceeds will be used to hire a business development representative for sales and marketing support; High-end: pay CEO $45k salary, hire field marketing reps in California and Chicago.

Ingredients
These proceeds will go towards; Low-end: Purchase Buckwheat in larger quantities to cover the Clusterbucks runs for the remainder of the year; High-end: cover all ingredients for runs all year

Packaging

These proceeds will go towards; Low-end: Purchase Clusterbucks packaging for one new SKU to launch mid-year; High end: purchase branded boxes and cover bag purchases for next Lil Bucks purchase (July 2021) and new Clusterbucks pouch

R&D
These proceeds will be used for R&D at The Hatchery in Chicago for new flavors and savory option launch.

Operations Agency
These proceeds will be used to hire an already-identified and vetted CPG operations agency to improve 3PL contract, channel margins and manage demand planning

Marketing Spend
These proceeds will go towards Trade shows, events, PR, digital marketing, influencer campaigns.

Trade Spend with Stores
These proceeds will be used for free fills for launching into new accounts, covering shipping on first orders, quarterly store promotions.

Shipping - 3PL
These proceeds will be used to move to top tier 3PL, inbound costs with raw and final product.

DIRECTORS, OFFICERS, AND MANAGERS

The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Emily Griffith	CEO	Lil Bucks Sprouted Buckwheat Seeds - Founder & CEO - June 2018-Present	Indiana University - Kelley School of Business - Bachelor of Science

Indemnification

Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Illinois law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 3 employees.

CAPITALIZATION, DEBT AND OWNERSHIP

Capitalization

The Company's authorized capital units consists of 10,000,000 Membership Units (the "Membership Units") at the closing of this Offering, assuming only the Target Offering Amount is sold, 10,000,000 Membership Units will be issued and outstanding.

Outstanding Capital Stock

As of the date of this Form C, the Company's outstanding capital stock consists of:

Type/Class of security	Membership Units
Amount Authorized	10,000,000
Amount outstanding	10,000,000
Par Value (if applicable)	N/A
Voting Rights	1 Vote Per unit
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional Membership Units which may dilute the Security.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	99%

Outstanding Options, Safes, Convertible Notes, Warrants

As of the date of this Form C, the Company has the following additional securities outstanding:

Type/Class of security	Convertible Note
Amount Outstanding	$265,000
Units Required Upon Conversion	106,000
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional Convertible Notes which may dilute the Security.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	1%
Conversion Terms	The Notes have a valuation cap of $4,000,000, a discount rate of 20%, and a 5% interest rate.

Outstanding Debt

As of the date of this Form C, the Company has the following debt outstanding:

Creditor	John and Anne Griffith
Amount outstanding	$8,659
Interest Rate and Amortization Schedule	0%
Maturity Date	None

Ownership

The table below lists the beneficial owners of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Number and type/class of security held	Percentage ownership
Emily Griffith	9,850,000/Common Stock	98.5%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A. The financial statements attached hereto as Exhibit A have been certified by our principal executive and have not been reviewed by an independent public accountant.

Operations

Lil Bucks LLC ("the Company") was incorporated on March 7, 2018 under the laws of the State of Illinois, and is headquartered at 72 Bluff Road, Trout Valley, IL 60013, United States. After discovering the potential of an underutilized superfood while living in Australia, Chicago-native Emily Griffith founded Lil Bucks, America's buckwheat company with a mission to offer innovative buckwheat snack and breakfast products, while promoting a more nutritious diet and soil health in North America.

Cash and Cash Equivalents

Description of cash and cash equivalents from the financial statements.

As of December 18, 2020 the Company had an aggregate of $30,517 in cash and cash equivalents, leaving the Company with approximately 4 months of runway.

Liquidity and Capital Resources

The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under the section titled "*Use of Proceeds*", which is an indispensable element of our business strategy.]

The Company currently does not have any additional outside sources of capital other than the proceeds from the Offering.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the near future.

Valuation

The Company has ascribed no pre-Offering valuation to the Company; the securities are priced arbitrarily.

Material Changes and Other Information

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Investors should consider whether achievement of each step within the estimated time frame will be realistic in their judgment. Potential Investors should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

Please see the financial statements attached as Exhibit A for subsequent events and applicable disclosures.

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Issued	Number of Securities Sold	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
Convertible Note	$10,000	1 Convertible Note	Marketing & Clusterbucks Inventory	December 18, 2019	Section(4)(a)(2)
Convertible Note	$40,000	1 Convertible Note	Marketing & Clusterbucks Inventory	December 18, 2019	Section(4)(a)(2)
Convertible Note	$25,000	1 Convertible Note	Marketing & Clusterbucks Inventory	December 18, 2019	Section(4)(a)(2)
Convertible Note	$25,000	1 Convertible Note	Marketing & Clusterbucks Inventory	December 18, 2019	Section(4)(a)(2)
Convertible Note	$25,000	1 Convertible Note	Marketing & Clusterbucks Inventory	December 18, 2019	Section(4)(a)(2)
Convertible Note	$20,000	1 Convertible Note	Marketing & Clusterbucks Inventory	December 18, 2019	Section(4)(a)(2)
Convertible Note	$10,000	1 Convertible Note	Marketing & Clusterbucks Inventory	December 18, 2019	Section(4)(a)(2)
Convertible Note	$10,000	1 Convertible Note	Marketing & Clusterbucks Inventory	December 18, 2019	Section(4)(a)(2)
Convertible Note	$10,000	1 Convertible Note	Marketing & Clusterbucks Inventory	December 18, 2019	Section(4)(a)(2)
Convertible Note	$10,000	1 Convertible Note	Marketing & Clusterbucks Inventory	December 18, 2019	Section(4)(a)(2)

See the section titled "*Capitalization and Ownership*" for more information regarding the securities issued in our previous offerings of securities.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the

Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6), including the Maximum Target Amount of this Offering, and the counter party is either (i) any director or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Company has conducted the following transactions with related persons:
John and Anne Griffith the parents of the Company's CEO have loaned the Company $8,659. The loan has no interest and no maturity date.

THE OFFERING AND THE SECURITIES

The Offering

This offering is being conducted on an expedited basis due to circumstances relating to COVID-19 and pursuant to the Securities and Exchange Commission's temporary regulatory COVID-19 relief (the "COVID-19 Rules"). The terms of this offering are materially different from offerings not relying on the COVID-19 Rules and you must review this Form C carefully before investing.

The Company is offering a minimum amount of $25,000 (the "**Target Offering Amount**") and up to a maximum amount of $250,000 (the "**Maximum Offering Amount**") of Crowd SAFE (Simple Agreement for Future Equity) (the "**Securities**") on a best efforts basis as described in this Form C (this **"Offering**"). We must raise an amount equal to or greater than the Target Offering Amount by April 22, 2021 (the "**Offering Deadline**"). Unless we raise at least the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be cancelled and all committed funds will be returned. Potential purchasers of the Securities are referred to herein as "**Investors**" or "**you**".

The price of the Securities was determined arbitrarily, does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities. The minimum amount that an Investor may invest in the Offering is $150, which is subject to adjustment in the Company's sole discretion.

In order to purchase the Securities, you must make a commitment to purchase by completing the subscription process hosted by OpenDeal Portal LLC dba Republic (the "**Intermediary**"), including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. **If an Investor makes an investment commitment under a name that is not their legal name, they may be unable to redeem their Security indefinitely, and neither the Intermediary nor the Company are required to correct any errors or omissions made by the Investor.**

Investment commitments cannot be accepted until the omitted financial information has been provided. Once such financial information has been provided, Investor funds will be placed into escrow with Prime Trust, LLC until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline, or such earlier time as such earlier time the Company designates pursuant to the COVID-19 Rules, using the cancellation mechanism provided by the Intermediary. **Investors using a credit card to invest must represent and warrant to cancel any investment commitment(s) by submitting a request through the Intermediary at least 48 hours prior to the Offering Deadline, instead of attempting to claim fraud or claw back their committed funds.**

The Company will notify Investors when the Target Offering Amount has been reached through the Intermediary's platform. If the Company reaches the Target Offering Amount prior to the Offering Deadline, it may close the Offering at least five (5) days after reaching the Target Offering Amount and will provide notice of such closing to the Investors. If any material change (other than reaching the Target Offering Amount) occurs related to the Offering prior to the Offering Deadline, the Company will provide notice to Investors and receive reconfirmations from Investors who have already made commitments. If an Investor does not reconfirm their investment commitment after a material change is made to the terms of the Offering, the Investor's investment commitment will be cancelled and the committed funds will be returned without interest or deductions. If an Investor does not cancel an investment commitment before the Target Offering Amount is reached, the funds will be released to the Company upon the closing of the Offering and the Investor will receive the Securities in exchange for their investment. Any Investor funds received after the initial closing will be released to the Company upon a subsequent closing and the Investor will receive Securities via electronic certificate/PDF in exchange for their investment as soon as practicable thereafter.

In the event an amount equal to two times the Target Offering Amount is reached prior to the Offering Deadline, on such date or such earlier time the Company designates pursuant to the COVID-19 Rules; the Company may conduct the first of multiple closings of the Offering early, provided that all Investors will receive notice of the new offering deadline at least five (5) business days prior to such new offering deadline (absent a material change that would require an extension of the Offering and reconfirmation of all investment commitments). Investment commitments that are committed and fully funded on the date such notice is provided or prior to the issuance of such notice will be able to cancel their investment commitment until 48 hours before the new offering deadline.

If the Company conducts an initial closing (the "**Initial Closing**"), the Company agrees to only withdraw half of the proceeds that are in escrow and will only conduct such Initial Closing if there are more than five (5) business days remaining before the Offering Deadline as of the date of such the Initial Closing. The Company may only conduct another close (a "**Subsequent Closing**") before the Offering Deadline if the amount of investment commitments made as of the date of such Subsequent Closing exceeds two times the amount committed as of the date of the Initial Closing and there will be at least five (5) business days remaining before the Offering Deadline as of the date of such Subsequent Closing.

The Company has agreed to return all funds to Investors in the event a Form C-W is ultimately filed in relation to this Offering, regardless of whether multiple closings are conducted.

Investment commitments are not binding on the Company until they are accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any investment commitment. If the Company rejects all or a portion of any investment commitment, the applicable prospective Investor's funds will be returned without interest or deduction.

PRIME TRUST, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

The Securities

We request that you please review this Form C and the Crowd SAFE instrument attached as Exhibit C, in conjunction with the following summary information.

Transfer Agent and Registrar

The Company will act as transfer agent and registrar for the Securities.

Not Currently Equity Interests

The Securities are not currently equity interests in the Company and merely provide a right to receive equity at some point in the future upon the occurrence of certain events.

Dividends

The Securities do not entitle Investors to any dividends.

Conversion

Upon each future equity financing resulting in proceeds to the Company of greater than $1,000,000 (each an "**Equity Financing**"), the Securities are convertible at the option of the Company, into CF Shadow Securities, which are securities identical to those issued in such future Equity Financing except (1) they do not provide the right to vote on any matters except as required by law, (2) they require Investors to vote in accordance with the majority of the investors purchasing securities from the Company in such Equity Financing with respect to any such required vote and (3) they do not provide any inspection or information rights (other than those contemplated by Regulation CF or otherwise required by law). The Company has no obligation to convert the Securities in any Equity Financing.

Conversion Upon the First Equity Financing

If the Company elects to convert the Securities upon the first Equity Financing following the issuance of the Securities, the Investor will receive the number of CF Shadow Securities equal to the greater of the quotient obtained by dividing the amount the Investor paid for the Securities (the "**Purchase Amount**") by (a) or (b) immediately below (the "**Conversion Price**"):

(a) the quotient of $4,000,000 divided by the aggregate number of issued and outstanding shares of capital stock, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including shares of convertible preferred stock and all outstanding vested or unvested options or warrants to purchase capital stock, but excluding (i) shares of capital stock reserved for future issuance under any equity incentive or similar plan, (ii) convertible promissory notes, (iii) any Simple Agreements for Future Equity, including the Securities (collectively, "**Safes**"), and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or Safes;

OR

(b) the price per share of the securities sold in such Equity Financing multiplied by 80%.

Such Conversion Price shall be deemed the "**First Equity Financing Price**".

Conversion After the First Equity Financing

If the Company elects to convert the Securities upon an Equity Financing other than the first Equity Financing following the issuance of the Securities, the Investor will receive the number of CF Shadow Securities equal to the quotient obtained by dividing (a) the Purchase Amount by (b) the First Equity Financing Price.

Conversion Upon a Liquidity Event Prior to an Equity Financing

In the case of the initial public offering of the Company's Common Stock (the "**IPO**") or a Change of Control (as defined below) of the Company (either of these events, a "**Liquidity Event**") prior to any Equity Financing, the Investor will receive, at the option of the Investor, either (i) a cash payment equal to the Purchase Amount subject to the following paragraph (the "**Cash Out Option**") or (ii) a number of shares of Common Stock of the Company equal to the Purchase Amount divided by the quotient of (a) $4,000,000 divided by (b) the number, as of immediately prior to the Liquidity Event, of shares of the Company's capital stock outstanding (on an as-converted basis), assuming the exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (x) shares of capital stock reserved for future issuance under any equity incentive or similar plan; (y) any Safes; and (z) convertible promissory notes.

In connection with the Cash Out Option, the Purchase Amount will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay the Investors and the holders of other Safes (collectively, the "**Cash-Out Investors**") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

"**Change of Control**" as used above, means (i) a transaction or series of related transactions in which any person or group becomes the beneficial owner of more than fifty percent (50%) of the outstanding voting securities entitled to elect the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, in which the outstanding voting security holders of the Company fail to retain at least a majority of such voting securities following such transaction or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

Conversion Upon a Liquidity Event Following an Equity Financing

In the case of a Liquidity Event following any Equity Financing, the Investor will receive, at the option of the Investor, either (i) the Cash Out Option or (ii) a number of shares of the most recently issued capital stock equal to the Purchase Amount divided by the First Equity Financing Price. Shares of capital stock granted in connection therewith shall have the same liquidation rights and preferences as the shares of preferred stock issued in connection with the Company's most recent Equity Financing.

Pro-Rata Rights of Major Investors

Certain Investors of the Securities will receive pro-rata rights through the Offering, allowing them to avoid dilution in future rounds. Investors that make investments of $25,000 or greater in the Offering (such Investors, the "**Major Investors**") will gain the right to continue investing the in Company and avoid dilution while others will not. Major

Investors will have the right to participate in new securities offerings unless the securities (i) are issued as a dividend or distribution on outstanding securities, (ii) are issued upon the conversion or exercise of outstanding securities, (iii) are issued to employees, directors or consultants pursuant to a plan, agreement or arrangement approved by the Company's board of directors, (iv) are issued pursuant to the acquisition of another corporation or its assets, or (v) up to one million dollars ($1,000,000), of such securities, are issued by the Company annually to fund obligations to make cash dividends or interest payments on outstanding securities.

Dissolution

If there is a Dissolution Event (as defined below) before the Securities terminate, subject to the preferences applicable to any series of preferred stock then outstanding, the Company will distribute all proceeds legally available for distribution with equal priority among the (i) holders of the Securities (on an as converted basis based on a valuation of Common Stock as determined in good faith by the Company's board of directors at the time of the Dissolution Event), (ii) all other holders of instruments sharing in the distribution of proceeds of the Company at the same priority as holders of Common Stock upon a Dissolution Event and (iii) all holders of Common Stock.

A "**Dissolution Event**" means (i) a voluntary termination of operations by the Company, (ii) a general assignment for the benefit of the Company's creditors or (iii) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

Termination

The Securities terminate upon (without relieving the Company of any obligations arising from a prior breach of or non-compliance with the Securities) upon the earlier to occur of: (i) the issuance of shares in the CF Shadow Securities to the Investor pursuant to the conversion provisions of the Crowd SAFE agreement or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to a Liquidity Event or a Dissolution Event.

Voting and Control

Neither the Securities nor the securities issuable upon the conversion of the Securities have voting rights.

The Company does not have any voting agreements in place.

The Company does not have any shareholder or equity holder agreements in place.

Anti-Dilution Rights

The Securities do not have anti-dilution rights, which means that future equity issuances and other events will dilute the ownership percentage that the Investor may eventually have in the Company. For the anti-dilution rights of Major Investors, please see the section titled "*Pro-Rata Rights of Major Investors*", above, and the Crowd SAFE agreement.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: (1) to the Company; (2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act; (3) as part of an IPO; or (4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Each Investor should be aware that although the Securities may legally be able to be transferred, there is no guarantee that another party will be willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any capital stock into which they are convertible, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel reasonably satisfactory to the Company stating that a registration statement is not necessary to effect such transfer.

In addition, the Investor may not transfer the Securities or any capital stock into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be lent, offered, pledged, or sold for up to 180 days following such IPO.

Other Material Terms

- The Company does not have the right to repurchase the Securities.
- The Securities do not have a stated return or liquidation preference.
- The Company cannot determine if it currently has enough capital stock authorized to issue upon the conversion of the Securities, because the amount of capital stock to be issued is based on the occurrence of future events.

COMMISSION AND FEES

At the conclusion of the Offering, the issuer shall pay a fee of six percent (6%) of the amount raised in the Offering to the Intermediary.

Stock, Warrants and Other Compensation

The Intermediary will also receive compensation in the form of securities equal to two percent (2%) of the total number of the Securities sold in the offering

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH THEIR OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO INSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to United States withholding tax.

EACH POTENTIAL INVESTOR SHOULD CONSULT THEIR OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

LEGAL MATTERS

Any prospective Investor should consult with its own counsel and advisors in evaluating an investment in the Offering.

DISCLAIMER OF TELEVISION, RADIO, PODCAST AND STREAMING PRESENTATION

The Company's officers may participate in the filming or recording of a various media and in the course of the filming, may present certain business information to the investor panel appearing on the show (the "**Presentation**"). The Company will not pass upon the merits of, certify, approve, or otherwise authorize the statements made in the

Presentation. The Presentation commentary being made should not be viewed as superior or a substitute for the disclosures made in this Form-C. Accordingly, the statements made in the Presentation, unless reiterated in the Offering materials provided herein, should not be applied to the Company's business and operations as of the date of this Offering. Moreover, the Presentation may involve several statements constituting puffery, that is, exaggerations not to be taken literally or otherwise as indication of factual data or historical or future performance.

ADDITIONAL INFORMATION

The summaries of, and references to, various documents in this Form C do not purport to be complete and in each instance reference should be made to the copy of such document which is either an appendix to this Form C or which will be made available to Investors and their professional advisors upon request.

Prior to making an investment decision regarding the Securities described herein, prospective Investors should carefully review and consider this entire Form C. The Company is prepared to furnish, upon request, a copy of the forms of any documents referenced in this Form C. The Company's representatives will be available to discuss with prospective Investors and their representatives and advisors, if any, any matter set forth in this Form C or any other matter relating to the Securities described in this Form C, so that prospective Investors and their representatives and advisors, if any, may have available to them all information, financial and otherwise, necessary to formulate a well-informed investment decision. Additional information and materials concerning the Company will be made available to prospective Investors and their representatives and advisors, if any, at a mutually convenient location upon reasonable request.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/ Emily Griffith
(Signature)

Emily Griffith
(Name)

CEO
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/ Emily Griffith
(Signature)

Emily Griffith
(Name)

CEO, Manager
(Title)

/s/ Emily Griffith
(Signature)

December 22, 2020
(Date)

Instructions.

1. The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2. The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

I, Emily Griffith, certify that:

(1) the financial statements of Lil Bucks LLC included in this Form are true and complete in all material respects; and

(2) the tax return information of Lil Bucks LLC included in this Form reflects accurately the information reported on the tax return for Lil Bucks LLC filed for the fiscal year ended 12/31/2019.

/s/ Emily Griffith

(Signature)

Emily Griffith

(Name)

CEO, Manager

(Title)

EXHIBIT A

Financial Statements

LIL BUCKS LLC

Unaudited Financial Statements for the

Period March 6, 2018 (Inception) to December 31, 2018

And for the Year Ended December 31, 2019

LIL BUCKS LLC

BALANCE SHEET

As of December 31, 2019 and 2018

(Unaudited)

ASSETS	**2019**	**2018**
Current Assets		
Cash and cash equivalents	$191,592	$12,897
Accounts receivable	938	0
Inventory	24,046	0
Prepaid expenses	3,184	152
Total Current Assets	219,760	13,049
Total Fixed Assets, net	0	0
Total Assets	$219,760	$13,049
LIABILITIES AND MEMBER'S CAPITAL		
Current Liabilities		
Accounts payable	$2,404	$7,289
Accrued interest	410	0
Accrued expenses	1,004	48
Current portion of long-term debt	7,710	12,000
Total Current Liabilities	11,528	19,337
Long Term Liabilities		
Promissory note	950	0

Convertible notes	230,000	0
Total Liabilities	242,478	19,337
MEMBERS' CAPITAL		
Member's capital	(22,718)	(6,288)
Total Member's Capital	(22,718)	(6,288)
Total Liabilities and Member's Capital	$219,760	$13,049

LIL BUCKS LLC

STATEMENT OF OPERATIONS

For the Period March 6, 2018 (Inception) through December 31, 2018

and the Year Ended December 31, 2019

(Unaudited)

	2019	**2018**
Revenues	$35,522	$5,816
Cost of revenues	28,305	17,136
Gross profit (loss)	7,217	(11,320)
Operating expenses		
General and administrative	38,395	12,199
Sales and marketing	14,072	3,626
Total operating expenses	52,467	15,825
Net operating income (loss)	(45,250)	(27,145)
Interest expense	1,669	0
Net Income (Loss)	($46,919)	($27,145)

1.

LIL BUCKS LLC

STATEMENT OF MEMBERS' CAPITAL

For the Period March 6, 2018 (Inception) through December 31, 2018

and the Year Ended December 31, 2019

(Unaudited)

	Total Member's Capital
Balance as of Inception	$0
Member Contributions, net of distributions	20,857
Net Income (Loss)	(27,145)
Balance as of December 31, 2018	(6,288)
Member Contributions, net of distributions	30,489
Net Income (Loss)	(46,919)
Balance as of December 31, 2019	$(22,718)

LIL BUCKS LLC

STATEMENT OF CASH FLOWS

For the Period March 6, 2018 (Inception) through December 31, 2018

and the Year Ended December 31, 2019

(Unaudited)

	2019	**2018**
Operating Activities		
Net Income (Loss)	($46,919)	($27,145)
Adjustments to reconcile net income (loss)		
to net cash provided by operations:		
Interest on convertible notes	410	0
Changes in operating assets and liabilities:		
(Increase) Decrease in accounts receivable	(938)	0
(Increase) Decrease in prepaid expenses	(3,032)	(152)
(Increase) Decrease in inventory	(24,046)	0
Increase (Decrease) in accounts payable	(4,885)	7,289
Increase (Decrease) in accrued expenses	956	48
Net cash used in operating activities	(78,454)	(19,960)
Investing Activities		
Purchase of equipment	0	0
Net change in cash from investing activities	0	0
Financing Activities		
Proceeds from issuance of convertible notes	230,000	0
Issuance of promissory note	0	12,000
Repayment of promissory note	(3,340)	0
Members' contributions, net of distributions	30,489	20,857

Net change in cash from financing activities	257,149	32,857
Net change in cash and cash equivalents	178,695	12,897
Cash and cash equivalents at beginning of period	12,897	0
Cash and cash equivalents at end of period	$191,592	$12,897

Supplemental Disclosure of Cash Flow Information

Cash paid for interest	$1,259	$0
Cash paid for income taxes	0	0

1.

LIL BUCKS LLC
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2019

NOTE 1 – NATURE OF OPERATIONS

Lil Bucks LLC (which may be referred to as the "Company", "we," "us," or "our") was registered in Illinois on March 7, 2018 ("Inception"). The Company develops and sells snacks and cereal featuring sprouted buckwheat. The Company's headquarters are in Chicago, Illinois. The company began operations in 2018.

Since Inception, the Company has relied on contributions from the founder, securing loans and issuing convertible notes to fund its operations. As of December 31, 2019, the Company had negative working capital and will likely incur additional losses prior to generating positive working capital. These matters raise substantial concern about the Company's ability to continue as a going concern (see Note 9). During the next twelve months, the Company intends to fund its operations with funding from a crowdfunding campaign (see Note 10) and funds from revenue producing activities, if and when such can be realized. If the Company cannot secure additional short-term capital, it may cease operations. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The accompanying unaudited financial statements do not include all the information and notes required by GAAP for complete financial statements. In the opinion of management, all adjustments considered necessary for the fair presentation of the unaudited financial statements for the years presented have been included.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Significant estimates inherent in the preparation of the accompanying financial statements include valuation of provision for refunds and chargebacks, equity transactions and contingencies.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account.

Inventory

Inventory is stated at the lower of cost or market. Cost is determined on an average cost basis.

Fixed Assets

Property and equipment is recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income.

Depreciation is provided using the straight-line method, based on useful lives of the assets which range from three to forty years.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2019.

Fair Value Measurements

Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price)

and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.
- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

Income Taxes

The Company is a limited liability company. Accordingly, under the Internal Revenue Code, all taxable income or loss flows through to its members. Therefore, no provision for income tax has been recorded in the statements. Income from the Company is reported and taxed to members on their individual tax returns.

The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

Revenue Recognition

Effective January 1, 2019, the Company adopted Accounting Standards Codification 606, Revenue from Contracts with Customers ("ASC 606"). Revenue is recognized when performance obligations under the terms of the contracts with our customers are satisfied. Prior to the adoption of ASC 606, we recognized revenue when persuasive evidence of an arrangement existed, delivery of products had occurred, the sales price was fixed or determinable and collectability was reasonably assured. The Company generates revenues by selling snacks and cereal featuring sprouted buckwheat. The Company's payments are generally collected upfront.

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms requiring payment within 30 days from the invoice date. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Advertising

The Company expenses advertising costs as they are incurred.

Recent Accounting Pronouncements

In February 2019, FASB issued ASU No. 2016-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those

leases with lease terms of more than 12 months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2020, and interim periods within those fiscal years, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In June 2018, FASB amended ASU No. 2018-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In August 2018, amendments to existing accounting guidance were issued through Accounting Standards Update 2018-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

NOTE 3 – INVENTORY

Inventory consisted of the following as of December 31:

	2019	2018
Finished goods	$ 24,046	$ 0

The following summarizes the inventory activity as of December 31:

	2019	2018
Beginning inventory balance, net	$ 0	$ 0
Cost of inventory sold	(13,058)	(13,841)
Production costs	37,104	13,841
Ending inventory balance, net	$ 24,046	$ 0

Cost of inventory sold as reported above excludes freight, assembly, shipping, and other expenses that are included in cost of goods sold on the statement of operations.

NOTE 4 – DEBT

Promissory Note

The Company had $8,660 and $12,000 outstanding under an unsecured promissory note as of December 31, 2019 and 2018, respectively. The promissory note has monthly payments totaling $477 and the note matures on February 28, 2021. The interest rate is a fixed rate of 3% per year.

Convertible Notes

During 2019, the Company issued $230,000 of 5% unsecured convertible notes (the "Notes") due December 18, 2021 ("Maturity Date"). The Notes are unsecured. The Notes are due on the Maturity Date with accrued interest if the Notes do not convert prior to the maturity date.

The Notes are automatically convertible into common stock on the completion of an equity offering resulting in gross proceeds of at least $1,000,000 including the conversion of the Notes and other debt ("Qualified Financing"). The conversion price is the lesser of 80% of the price per share of Stock paid by investors in a Qualified Financing or the price per share equal to the quotient of a pre-money valuation of $4,000,000 divided by the aggregate number of shares of the Company's common stock outstanding immediately prior to the initial closing of a Qualified Financing assuming full conversion or exercise of outstanding stock options and Notes. If the Company does not complete a Qualified Financing prior to the Maturity Date, the majority of the holders of the Notes can elect to convert the Notes at a price of $3,000,000 divided by the aggregate number of shares of the Company's common stock outstanding and assuming full conversion or exercise of all convertible and exercisable securities. If the Company is acquired prior to either a Maturity Date or a Qualified Financing, the holders of the Notes are entitled to receive 1.75 times the amount of principal and accrued interest owed as of the date of an acquisition.

As of December 31, 2019, the Notes have not yet converted as a Qualified Financing had not yet occurred. The convertible notes are recorded as a liability until conversion occurs.

NOTE 5 – RELATED PARTY TRANSACTIONS

The promissory note balance totaling $8,660 and $12,000 as of December 31, 2019 and 2018, respectively, were owed to individuals related to the founder of the Company.

The Company also issued convertible notes during 2019 totaling $25,000 to individuals related to the founder of the Company.

NOTE 6 – INCOME TAXES

The Company has filed its income tax return for the period ended December 31, 2019, which will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed.

NOTE 7 – MEMBERS' CAPITAL

Member contributions

For years ending December 31, 2019 and 2018, members of the company have contributed net amounts totaling $30,489 and $20,857 respectively to the Company. Contributions or withdrawals from the Company by the member have been and will be accounted for on the balance sheet under "Member's Capital."

NOTE 8 – COMMITMENTS AND CONTINGENCIES

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company.

NOTE 9 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company began operation in 2018 and has incurred a loss since inception. The Company's ability to continue is dependent upon management's plan to raise additional funds and achieve profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 10 – SUBSEQUENT EVENTS

COVID-19

In January 2020, the World Health Organization has declared the outbreak of a novel coronavirus (COVID-19) as a "Public Health Emergency of International Concern," which continues to spread throughout the world and has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets. The coronavirus outbreak and government responses are creating disruption in global supply chains and adversely impacting many industries. The outbreak could have a continued material adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the coronavirus outbreak. Nevertheless, the outbreak presents uncertainty and risk with respect to the Company, its performance, and its financial results.

Issuance of Convertible Notes

In January 2020, the Company issued $35,000 of Notes with the same terms as the Notes issued during 2019 (see Note 4 – Convertible Notes).

Advisor Agreement

In November 2020, the Company entered into an advisor agreement whereby the Company granted an advisor 0.50% of the outstanding membership interests. The equity will vest monthly over two years with the first vesting occurring after three months from date of issuance.

Crowdfunded Offering

The Company is offering (the "Crowdfunded Offering") up to $107,000 in Simple Agreements for Future Equity (SAFEs). The Company is attempting to raise a minimum amount of $25,000 in this offering and up to $107,000 maximum. The Company must receive commitments from investors totaling the minimum amount by the offering deadline listed in the Form C, as amended in order to receive any funds.

The Crowdfunded Offering is being made through OpenDeal Inc. (the "Intermediary" aka "Republic" or "Republic.co"). The Intermediary will be entitled to receive a 6% commission fee and 2% of the securities issued in this offering.

Management's Evaluation

Management has evaluated subsequent events through December 10, 2020, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.

EXHIBIT B

Offering Page found on Intermediary's Portal.

Republic

Company Name Lil Bucks

Logo

Headline Mission-driven brand making functional food from the regenerative crop buckwheat

Hero Image


LIL BUCKS
CACAO
LIL BUCKS
ORIGINAL

Tags Female Founders, B2C, Food & beverage, Sustainable, Plant-Based

Pitch text

Summary

- Mission-driven company making American-grown buckwheat products
- 100+ Retailers including Whole Foods, Foxtrot, & Erewhon
- Quadrupled revenue from 2019 to 2020
- Winner of $24k Pitch Competition with The Hatchery & Bel Brands
- Winner of KeHE Next Generation Innovation Face-off
- 168 Amazon Reviews for a 4.6 star rating
- $100B+ market opportunity in functional foods

Custom

Note: This deal is is being conducted on an expedited basis due to circumstances relating to COVID-19 and pursuant to the SEC's temporary regulatory COVID-19 relief.

Problem

Consumers are demanding tastier functional foods

75% of Americans eat healthy snacks, but they don't want to sacrifice taste or texture in the way of nutrition.

Functional food is predicted to grow by by **7.9%** annually through 2025, with Functional Bakery & Cereal being the second largest category growth driver. **But we're missing a key ingredient...**



Current offerings force consumers to make sacrifices


GRANOLA
sacrifice nutrition
FRUIT &
SUPER-SEEDS
sacrifice taste/texture
NUTS
high fat & allergen

We're missing a food that can meet consumer's functional needs while tasting better than existing alternatives.

Solution

Meet America's new favorite superfood

Already a popular superfood in Australia, sprouted buckwheat plays at the intersection of macro trends, offering taste, texture and nutrition.

Lil Bucks' founder Emily Griffith designed the products and brand to introduce the U.S.A. to the 'lil super-seed with huge benefits.


HIGH IN PLANT-BASED PROTEIN & FIBER
GLUTEN-FREE & GRAIN-FREE "SUPERGRAIN"
EAT FOR BRAIN HEALTH +MAGNESIUM
SHELF-STABLE, COST EFFECTIVE HEALTH FOOD


THE SUPERFOOD PROPERTIES OF OUR SPROUTED BUCKWHEAT
GLUTEN-FREE / GRAIN-FREE
RAW • VEGAN
5G FIBER
6G PLANT-BASED PROTEIN
LOW GLYCEMIC
25% DAILY VALUE OF MAGNESIUM
LOW SUGAR
LIL BUCKS
ORIGINAL

Our sprouted buckwheat products are high in plant-based protein, fiber and magnesium, while being gluten-free and grain-free. With our non-comparable nutrition and taste profile, Lil Bucks brings you America's new favorite superfood.



Oh, and that superfood is a great cover crop, too

Buckwheat, one of the fastest cover crops available to farmers, rejuvenates soil, drawing phosphorus from the soil and leaving nutrients for the next crop. Reaching maturity in just 70-90 days, **buckwheat thrives in low-fertility soils and is a great option for organic farmers.**


SPROUTING BUCKWHEAT FROM
MINNESOTA & NORTH DAKOTA

Since our launch at a few markets in 2018, we debuted two plant-based product lines in the Breakfast and Snack categories. **Our vision is to create a platform for sustainably-sourced, plant-based buckwheat products** - utilizing versatile buckwheat seeds in

single-serve snacks, bars, baking products and more - that are sold online, in retail, and through foodservice around the world.

Product

Buckin' up the Breakfast & Snack Categories

Lil Bucks is just getting started, with two product lines in its buckwheat platform.



Lil Bucks Sprouted Buckwheat Crunch

Fiber-packed, paleo super-seeds with plant-based protein and heart-healthy antioxidants. Available in Original, Cacao, Matcha Vanilla and Cinnamon.


LIL BUCKS


ADD A SUPERFOOD CRUNCH TO YOUR FAVORITE FOODS:


YOGURT & OATMEAL
SMOOTHIE BOWLS
SUPERFOOD INGREDIENT
SALAD TOPPER

- Sales focus: Amazon/website and foodservice, support with key specialty retailers such as Whole Foods and Erewhon
- Cinnamon Lil Bucks launched in September 2020 and sold out of 1,500 bags in 6 weeks on website alone (no ads).


GRAIN-FREE SUPERFOOD SEEDS
top your smoothies, yogurts, oatmeal and more
The Beet. EDITORS' FAVORITE PICKS
SPROUTED BUCKWHEAT SEEDS BY LIL BUCKS
The company says "meet your new favorite superfood" but I would add: Meet your new favorite healthy snack and diet aid. They are truly addictive and I've learned to hide them from the rest of the household since everyone seeks these out when they want a guilt-free nibble.
buckwheat crunch
bon appétit HEALTHYISH OBSESSION
I CAN'T START THE DAY WITHOUT CRUNCHY SPROUTED BUCKWHEAT
Lil Bucks has quickly become my go-to topping for yogurt bowls, oatmeal, and pancakes. Lil Bucks are such a versatile pantry staple that I've started sprinkling them into all my meals.
GLUTEN-FREE
RAW + VEGAN
CRUNCH!
USDA ORGANIC

Clusterbucks Buckwheat Granola Clusters

Low sugar, grain-free functional snack harnessing the superfood properties of sprouted buckwheat and additional power from adaptogens. Available in Chocolate Reishi, Turmeric Lemon and (coming soon!) Matcha Cookie Crunch


CLUSTERBUCKS
adaptogenic
buckwheat
clusters
CLUSTERBUCKS
CHOCOLATE REISHI

- Sales focus: pave the way for brand in retail; launch on Amazon
- Launching into 56 Whole Foods stores in February 2021 and into UNFI Southern California warehouse in January 2021
- January 2021: Launch Organic bags with updated tagline "Buckwheat Granola Clusters", as well as new flavor Matcha Cookie Crunch with Lion's Mane
- Plan to launch fourth sku in most mainstream flavor to round out product family offering (Cinnamon Roll or Birthday Cake)


Forbes NEW ADDICTIVE SNACK
11 HEALTHY BREAKFAST STAPLES THAT ARE MISSING FROM YOUR PANTRY
Sprouted buckwheat seeds elevate the mundane to gourmet. New Clusterbucks come in turmeric lemon myrtle and chocolate reishi flavors and are incredibly addictive, sweetened with just a touch of maple syrup.
Reader's Digest BEST GRANOLA ALTERNATIVE
THE 25 BEST ROAD TRIP SNACKS
Harness the power of superfoods with this next addition to our best road trip snacks list: Lil Bucks' Clusterbucks. These apoptogenic buckwheat clusters include fiber, protein, and stress-reducing adaptogens in every bite. They can be enjoyed as-is on the go or on a road trip stop on top of yogurt as grain-free granola. Their flavors...are sure to please any palate.
RBUCKS
THE CRUNCHY GRAIN-FREE
LEMON MYRTLE
RAW • PALEO • GLUTEN-FREE

Traction

America is catching on...


healthyish
OBSESSION
I Can't Start the Day Without Crunchy Sprouted Buckwheat
Lil Bucks has quickly become my go-to topping for yogurt bowls, oatmeal, and pancakes.
GRAIN-FREE SUPERFOOD SEEDS
LIL BUCKS
sprouted buckwheat crunch
CACAO
healthyish LOVES IT


FOOD
navigator-usa.com
Lil Bucks founder: 'I envision being the Quaker Oats of buckwheat'
LIL BUCKS
CACAO


The New York Times
Front Burner

- **Quadrupled revenue** from 2019 ($35k) to 2020 ($141k YTD Nov 2020)
  - Our product lines sell in **168 stores** across the nation, primarily in the Midwest, but including Hawaii and iconic stores like Erewhon in LA and Grassroots Juicery in NYC.
  - We increased **Amazon sales by 286%** by optimizing the listings (no ads yet, but planning on launching Jan. 1).
  - We increased our e-commerce conversion rate from **1.74% to 2.24%**, designing the website entirely in-house. Our return customer rate is currently **21%** and AOV is **$33**.
  - This year's revenue to date is nearly **50/50% DTC vs. Wholesale.** We forecast next year to be 34% DTC / 64% Wholesale / 4% Foodservice.

*Q1 '21 launch

Growth plan with nimble channel mix - road to $1M

We conservatively forecast **$850k** in sales for 2021, based on our current velocity numbers and organic growth rates on Amazon and LoveLilBucks.com. This goal will put us over the $1M mark and set us up well for our Series A round to expand Lil Bucks products nationally.


ANNUAL REVENUE
$4.8M
$2.2M
$850k
$144k
$35.5k
2019
2020
2021
2022
2023

After proving velocities of both product lines before expanding widely, we are now set up with the two largest natural food distributors in the country, UNFI and KeHE. We are members of the **UNFI Next Program**, and won the **KeHE Next Generation Innovation Face-off Competition**. We will use these distribution partners to expand first in two nearly opposite regions: our home The Midwest, and our new frontier, California. By proving we can succeed in both regions shows we can succeed anywhere in the U.S., and we will continue expanding to more regions with key natural retailers like Sprout's and more Whole Foods regions.


Q1 2020 - Q3 2021:
California: Key expansion region
Midwest: Support & strengthen current region
Q3-Q4 2021: Secondary expansion regions
Q1-Q3 2022: Tertiary expansion regions
unfinext
KeHE

We found the following marketing methods work most cost effectively to gain new customers, especially for D2C: **digital marketing (email & social), PR, influencers and events.**

Our founder's background is in digital and influencer marketing, and we love our cost-effective PR agency. With our fun brand, unique selling proposition and great founding story, Lil Bucks is a media darling:


AS SEEN IN...
The New York Times
bon appétit
Forbes
Eat This, Not That!
delish
NOSH
VEGWORLD MAGAZINE
Chowhound
The Beet.
Entrepreneur
FOOD navigator-usa.com
VegNews
GOOD HOUSEKEEPING
Prevention
npr
Women's Health
Food Business News

Watch Lil Bucks on Windy City Live:

Customers

Putting the fun in functional for Millennials & Gen-Z

Our customers trend towards health conscious women looking to buy in a way that's not harmful to the environment. We've received rave reviews from our customers. All of our products have gotten 5-star ratings and we have a **4.6/5 star rating on Amazon**. Our social media presence is drives traction, with a **3.4% engagement rate on Instagram** (compared to industry average of 1%).

Primary, Secondary & Tertiary Target Customers:


PRIMARY AUDIENCE: F 18-44 HEALTH CONSCIOUS
SECONDARY: MALE VERSION OF PRIMARY
TERTIARY: F 55+, INFLUENCED BY THEIR CHILDREN

With 83% of the 18-34 year old age group feeling stressed out regularly, this group is more likely than older adults to claim current usage of several functional ingredients (Mintel). **Only 6% of food launches feature functional claims**, versus 25% of drink launches. We're bridging that gap, providing **incremental sales in food** via the Breakfast and Snack categories, and will continue innovation as a leading functional food brand by leveraging buckwheat.


"I just wanted to let you know I am Lil Bucks biggest fan! Your seeds have changed my life. I have IBS and have NEVER found anything, from gluten-free oats to nuts to grain free granolas, that didn't make me sick, until I tried Lil Bucks! Now I can enjoy "granola" again and my breakfast every day is a delight. Just wanted to say thank you from the bottom of my heart. I can't wait for more flavors!"
Website Customer - obsessed with Matcha Lil Bucks & All Clusterbucks flavors
"I add these to my breakfast every single morning!!! It's the perfect crunch and I shamelessly will eat them by the handful!!"
Nikki - obsessed with Cacao and Cinnamon Lil Bucks
"I just love Chocolate anything, so bonus points when it's tasty AND healthy! I love adding Lil Bucks to everything from vegan yogurt to oatmeal to recipes. As a vegan marathon runner and almost Registered Dietitian, I'm always looking to add more protein and nutrition to my day and Lil Bucks fit the bill. :)"
Amanda - obsessed with Original and Cacao Lil Bucks & Chocolate Clusterbucks

The rise of the Eco-Concious Consumer

74% of consumers try to act in a way that is not harmful for the environment, and are rethinking plastic and recycling (Mintel). We are make their buying decision easy by offering Plastic Neutral-Certified, sustainably sourced buckwheat products improving soil health in North America. Additionally, **73% of Millennials are willing to pay more for sustainably-sourced goods**, perfectly aligning with our target offering (Nielsen).


LIL BUCKS
sprouted buckwheat seeds
CERTIFIED
PLASTIC NEUTRAL
PRODUCT
Lil Bucks is certified Plastic Neutral. By funding rePurpose Global to remove as much plastic waste from nature as we use, every purchase of yours will now carry a Net 0 Plastic Footprint.

Our new organic-certified Clusterbucks bags launching in Jan '21 will be recyclable, mono-material plastic.

Business Model

Omni-channel strategy meets customers where they are

Sales channels include wholesale, D2C and foodservice.

Our omni-channel approach builds brand awareness and credibility, while allowing us to be nimble when events affecting different channels (such as a pandemic) unfold.


WHOLESALE
21x
Projected 2021 Growth*
OUR CUSTOMERS
WHOLE FOODS
EREWHON
ORGANIC GROCER & CAFE
UNFI
KeHE
D2C
$33
Average Order Value
AVAILABLE ON
LIL BUCKS
amazon Prime
FOODSERVICE
$119
Average Order Value
OUR CUSTOMERS
LYFE KITCHEN
Sports Nutrition
Bellis

Based on 38% stores already confirmed & 62% targeted from expanded distribution with UNFI & KeHE

We've been obsessively working to decrease COGS to ensure we have solid margins from our channels before expanding widely. This will allow us to sustain our own growth without as much capital investment, getting our shareholders better returns.

STRONG MARGINS

	LB001 LB Original	LB002 LB Cacao	LB003 LB Matcha	LB007 LB Cinnamon	CB001 CB Chocolate	CB002 CB Turmeric
COGS	$1.11	$1.43	$1.42	$1.48	2.08	2.19
Retail Price	$6.99	$6.99	$6.99	$6.99	$7.99	$7.99
Distributor Price	$3.92	$3.92	$3.92	$3.92	4.39	4.39
Retail Margin	84.12%	79.60%	79.70%	78.79%	74%	73%
Distributor Margin	71.68%	63.62%	63.81%	62.18%	53%	50%

	RETAIL	DISTRIBUTOR
LIL BUCKS AVG MARGIN	80.55%	65.32%
CLUSTERBUCKS AVG MARGIN	73.5%	51.5%

1. WHOLESALE

Following a growth framework laid out by industry expert James Richardson, we have been careful not to out-distribute our awareness. First, we solidified velocities in wholesale accounts so we can capital-efficiently expand in what can be an expensive channel for slow-moving products. Lil Bucks sell at **3.1** units/sku/store/week in Breakfast set, and Clusterbucks at **5.7** u/s/s/w in the Snack set. Both

velocities grew by **55%** and **36%** since the start of the pandemic, respectively (without the use of normal in-store marketing levers like promotions or in-person samplings!).



2. D2C

As part of our omni-channel strategy, we believe it's important to maintain at least 30% of our revenue from e-commerce as this channel grows YOY, and we can leverage the founder's background in digital. The margins are the best, and we also gain customer data to track and continue growing our **22k email list**. We own the relationship with the consumer on this channel and **use this**

channel to test limited time offerings which sometimes turn into permanent members of the product family (like Cinnamon Lil Bucks!).


LIL BUCKS
sprouted buckwheat crunch
CINNAMON
R & D
via
D2C

In November 2020, we redesigned the website shopping experience (in-house!) to optimize marketing funnels. This led to an **45.26% higher conversion rate** and **48.81% increase in revenue**. Starting on January 1, 2021 (the cheapest time of year to buy ads), we're excited to retarget ads to our **21.5k 2020 visitors**. We plan to launch a **wholesale ordering platform** in Q2 of 2021 for our direct-to-store partners.

Hiring our already-identified Sales Director will open up the founder's time to constantly improve **marketing funnel design** and **conversion rate optimization**.

We are exploring Amazon accelerator options, as we already are an Amazon's Choice product with an optimized listing. We're excited to take this next level with advertising with the help of the best experts in the industry.


Lil Bucks Paleo Cereal - Sprouted Buckwheat Groats, Gluten Free Granola (CACAO, 3 Pack)
$19.99
In Stock
Add to Cart
Buy Now
CACAO
MATCHA
ORIGINAL
Variety of Cacao, Matcha, Original
LIL BUCKS
sprouted buckwheat groats
CACAO
GRAIN-FREE SUPERFOOD SE
Brand
Lil Bucks
Flavor
CACAO
Ingredients
Organic Sprouted Buckwheat Groats, Organic Maple Syrup, Organic Cacao, Organic Maca Root Powder, Organic Cinnamon
Sensitive Ingredient Information
Tree Nut Free, Dairy Free, Gluten Free, Soy Free, Peanut Free
Container type
Cup

3. FOODSERVICE

Fortunately, Foodservice was only 4% of our revenue prior to the pandemic, so we didn't take a big hit as this channel crashed in the Spring. Our plan was to expand Foodservice in 2020, launching into **Lululemon's** Chicago experience store, and expanding on the menu with our long-time partner **LYFE Kitchen**. We are currently running a trial in partnership with **Notre Dame's Sports Nutrition** department to feed the athletes sprouted buckwheat.


lyfekitchen • Following
LYFE Kitchen
lyfekitchen Nutrients now, pie later! Tonight we are getting all our nutrients from our healthful, balanced, delicious superstar superfood salad
Our superfood salad is a nutrient powerhouse packed with kale, roasted sweet potatoes, raw pepitas, raw hemp seeds & local favorite @lovelilbucks sprouted buckwheat! We toss & layer everything in our house made tahini dijon vin until mixed to satisfaction
Available for pick up or delivery via #linkinbio #lyfekitchen
#loveyourfoodeveryday #sociallyfe
Liked by emigriff and 45 others
NOVEMBER 25
Add a comment...
Post

This is how we envision rolling out our growth ahead of a strategic acquisition around 2025:


PRE-ACQUISITION GROWTH
2.5% Innovators
Early Adopters 13.5%
Early Majority 34%
Late Majority 34%
Laggards 16%
2018 - 2020
Selling D2C online & at markets; early launches into WFM & Erewhon before distribution expansion
2021
2022
2023
2024 - 2025+

Market

Perfectly positioned to address $93B+ functional food market

America's Beloved & Dominant Buckwheat Brand within Functional Foods

Our three initial target markets are the **$37B breakfast cereal market,** the **$33B snacks market** and the **$23B adaptogens** market. We offer a healthy alternative to breakfast cereals, a snack defining function in food and a tastier way to consume adaptogens.


$33BN Healthy Snacks
$23BN Adaptogens
LIL BUCKS
MATCHA
$37BN Breakfast Cereal

Functional Food is predicted to grow by **7.9% annually through 2025**, with Functional Bakery & Cereal being the second largest sub-category growth driver (Grand View Research, 2019).

Offering *Truly* Low Sugar Options

In addition to addressing three large markets, Lil Bucks is offering consumers one of the lowest sugar options in Breakfast and Snacks. Even products made with Functional ingredients still include considerable added sugar. All of Lil Bucks and Clusterbucks products range from **0g - 4g sugar per serving**. With **80% of people planning to reduce their sugar intake** in 2021 (FMCG Gurus), Lil Bucks finally offers consumers solutions in two of the largest categories in food.

Competition

Competing with existing alternatives as first-to-market buckwheat brand

Lil Bucks offers plant-based eaters and crunch seekers elevated taste and nutrition via its unique ingredient usage and product formulations.


CURRENT OFFERINGS DON'T HAVE IT ALL...
KIND
purely elizabeth.
+ Granola Leaders
+ Taste (popular flavors)
+ Brand
– Lacking superfood nutrition
– High sugar
nutiva
NURTURE VITALITY
NAVITAS
ORGANICS
+ Superfood Leaders
+ Wide distribution
+ Superfood nutrition
– Taste
– Texture
– Brand
LIL BUCKS
+ One-of-a-kind ingredient
+ Taste (popular flavors)
+ Texture (superior crunch)
+ Superfood Nutrition
+ Brand
+ Sustainable mission

Lil Bucks - #1 Use As a Grain-Free Granola

Top your smoothies, yogurt, oatmeal, toast and more.


A COMPELLING ADDITION TO THE EXISTING SET
Granola
Cold Breakfast Cereal Set
VS
Lil Bucks
6 - 16g of sugar
2 -3g of sugar
Long list of ingredients
Pronounceable, functional ingredients
Taste is too sweet
Unrivaled texture with flavor from spices
Lacking plant-based protein
5-6g plant-based protein
Fortified with fiber
5g fiber
Grain-free options have too many nuts
Naturally gluten-free, grain-free and nut-free
Only used at breakfast
Versatile uses at all eating occasions


COMPETITORS IN THE GRANOLA AISLE
Best
Worst
Neutral
Lil Bucks in Whole Foods Midwest

	Purely Elizabeth Granola	KitchFix Granola	Nature's Path Love Crunch	GoRaw Sprouted Granola	Lil Bucks
Price per Ounce	$0.75	$1.10	$0.43	$1.09	$1.03
Clean Label	Yes	Yes	No	Yes	Yes
Protein	5g	5g	2g	5g	6g
Fiber	2g	3g	2g	5g	5g
Sugar	5g	5g	8g	13g - 16g	0.5g - 3g

Clusterbucks: A One-Of-A-Kind, Low Sugar, Crunch-tastic Functional Snack

COMPETITORS IN FUNCTIONAL SNACKS

	Clusterbucks	GoRaw Sprouted Cookie Crisps	Navitas Organics Superfood Power Snacks	Melissa's Clean Snax Bites	Brookside Crunchy Clusters	The GFB Gluten Free Bites	Nature Valley Granola Cups
Price per Ounce	$1.33	$1.56	$0.98	$3.39	$0.92	$1.5	$0.46
Clean Label	Yes	Yes	Yes	Yes	No	Yes	No
Protein	4g	3g	2g	5g	<1g	5g	3g
Fiber	3g	3g	2g	4g	<1g	1g	2g
Sugar	3g	10g	8g	4g	17g	5g	8g

Best · Worst · Not worst, but not great · Neutral



Clusterbucks in Erewhon

As a commodity: Why our buckwheat is better

American-grown, sprouted and processed in allergen-friendly facilities.


LIL BUCKS
OUR SPROUTED BUCKWHEAT
VS
MASS-MARKET BUCKWHEAT
Ours is SPROUTED and dehydrated, so you can enjoy your buckwheat seeds in a raw and crunchy format! It's extra work, but buckwheat has to be cooked or sprouted, otherwise your body won't absorb the nutrients. Traditionally, buckwheat is cooked into a porridge or baked. You can enjoy our raw, sprouted buckwheat in this crunchy and shelf-stable format.
Ours is USA GROWN. We source our buckwheat from Minnesota and North Dakota, improving soil health in North America! A majority of buckwheat sold in the U.S. is from China, despite the bitter taste and foreign material often found in Chinese buckwheat. North American buckwheat is the highest quality in the world.
Ours is processed in GLUTEN-FREE and NUT-FREE facilities. Buckwheat is naturally gluten-free and nut-free, but some places market buckwheat as a wheat because it is grown on a farm with wheat varieties so it is contaminated. Technically buckwheat seeds are fruit seeds more closely related to rhubarb! We only process our seeds in gluten-free and nut-free facilities so you know it's pure and safe!

Vision

Lil Bucks will become the Quaker Oats of Buckwheat

Preparing to be the dominant brand for when Buckwheat becomes the new Quinoa.

We are creating a platform for one of the most versatile, nutritious ingredients available that is currently underutilized in the U.S. Our products will be a household name as Buckwheat becomes the new Quinoa in the next five years. As other players eventually enter the buckwheat market, our cutting-edge products, established SEO, distribution and customer relationships, and our BRAND will keep us on top.


Our cheeky, Aussie-inspired brand hopes to help Americans live a more balanced, "chilled out" and healthy life, while understanding where their food is from and helping to promote the consumption of more regenerative crops, like Buckwheat, in the USA.

In the shorter term, we envision Lil Bucks and Clusterbucks becoming staples in health-conscious households. The next two years will be focused on achieving that through retail distribution with natural grocery chains, and optimized e-commerce and advertising.

We continue to run R&D projects at limited time flavors at the Hatchery in Chicago, and plan to introduce new innovative sprouted buckwheat products in the next 5 years:


2020-21
+ Clusterbucks product line extension
+ Improve Lil Bucks packaging and add to Clusterbucks accounts
2022
+ Crunchy Protein Balls / grab-and-go option
2023-25
+ Buckwheat "O's"
+ Savory salad/ toast toppers
+ Adaptogenic sprouted buckwheat baking mixes

Investors

Bootstrapping and Family & Friends Round

Raised $265k from a friends and family round; currently raising $600K convertible note with 5% interest and 20% discount.

We plan to expand to 500+ retail doors in 2021 and are projecting nearly 6x YOY growth based on our current velocities and secured distribution. We aim to raise funds through Republic to bring more trailblazers on our journey. **We will use the funds to:**

- Hire our identified Sales Director (8+ in sales for emerging food brands) and a business development role (1-2 yrs. experience)
- Hire our identified Operations consultant
- Support the launch of Clusterbucks in wider distribution in California, the Midwest and beyond
- Support Lil Bucks digital marketing campaigns

An Industry Ripe For Strategic Acquisitions & Exits

Big Food can't build brands like startups. Heeding lessons like General Mills' successful management of Annie's, large food corporations learned that strategically acquiring fast-growing brands to round out their portfolio is better than trying to beat small companies at their own game. **We've already had early conversations with General Mills and Kellogg's.** As the first and only buckwheat brand in the U.S.A., even at this early stage we believe we are already in a unique position for a strategic exit in 5-6 years.

- Boulder Brands: Acquired gluten-free and free-from breakfast brands
- General Mills: Interested in all-natural and convenient snacking brands
- Kellogg's: Interested in breakfast and natural brands


EPIC
$100M | 4.6x Revenue
Purchased by General Mills in 2016
• First-to-market with sustainable meat bars
• GM shows interest in Regenerative Agriculture
RXBAR
$600M | 5x Revenue
Purchased by Kellogg's in 2017
• Kellogg's shows interest in better-for-you snack products, particularly protein-packed
udi's
Gluten Free
$125M | Purchased by Smart Balance / Boulder Brands in 2012
• Betting on Gluten-Free and Functional Bakery categories
enjoy life
$80M | ~2.5x Revenue
Purchased by Mondelez in 2015
• Mondelez taking interest in free-from breakfast and snacking products
bare
Baked Crunchy
$200M | Purchased from Pepsico in 2018
• Pepsico bolstering its BFY snack category, taking an interest in elevated nutrition

We are in the process of completing TIG/Elliot Begoun's Capital Efficiency Course to ensure we don't fall victim to many of the common cash-burning pitfalls CPG brands face.

We will continue working with and learning from The Hatchery Chicago, our first food business resource with whom we've learned to make products in a commercial kitchen, to scaling to manufacturing to meet Whole Foods demand.


FOLLOW
@LOVE

One important thing to note, is that as a mission-driven brand, we will ensure our Theory of Change for buckwheat and regenerative farming in the U.S.A. is not only upheld but bolstered by our acquirer.

Founders

Marketing-minded founder rebrands Buckwheat

Meet Emily Griffith, the design thinker behind the brand.

- Started a CPG marketing consultancy to make six figures in less than a year to simultaneously bootstrap Lil Bucks
- Past Clients: Hormel Foods, SPAM, Skippy Peanut Butter, Applegate Organics, Phusion Projects (Four Loko), Australian FMCG primarily in the food/meat and alcohol space.
- Relentlessly committed to her vision. Through no institutional investment, Emily organically grew the brand and two product lines. She set up key distribution and identified the best team members to achieve Lil Bucks' 2021 goals.


LIL BUCKS
ORIGINAL

Founding Story

In Australia is where Emily enjoyed a "life-changing" açaí bowl (yup) that used sprouted buckwheat seeds on top of the bowl rather than sugary granola. She started noticing this super-seed utilized in a number of breakfast, snack, dessert products as well as in restaurants and bulk stores. Blown away that the U.S.A. hadn't caught on to this super-seed despite its key attributes aligning with major trends, plus the huge regenerative agriculture opportunity, she became possessed with the mission to bring sprouted buckwheat to America.

In mid-2018, she started making Lil Bucks in a shared commercial kitchen in Chicago, selling the product at markets and fitness festivals. She got live feedback on the products and flavors, as well as the initial fan base, so she could perfect the products before presenting to Whole Foods in 2019, which accepted all sku's to launch in the entire Midwest region in March 2020.


LIL BUCKS
sprouted buckwh at seeds

The first market on a brisk May day in Chicago

Less than 3% of all capital in the world is invested into female founders, all in a time when 93% of household food purchases are made by women.

It's time to change that. Let's build the team and get the buckwheat revolution on its way!


Sprout
Good Vibes
LIL BUCKS

Team

	Emily Griffith	Founder & CEO	Designer & Digital Marketer turned Buckwheat Trailblazer & Regenerative Farming Advocate
	Bert Cohen	Operations & Finance Advisor	Founder of TruSweets and Co-founder of Enjoy Life. Sold TruSweets to Wholesome.
	Angela Rassi	Innovation & Strategy Advisor	18 Years at General Mills leading over $1B in business across natural and organic snacks categories
	Nikki Nardick	Knack PR	
	Alex Corral, CPA	CPG Accounting	
	Mia Medina	Sales (Gather Brands)	
	Caitlyn Reick	Marketing Intern	

Perks

$150	A shoutout on our website 20% discount code to try everything you want!
$300	Lil Bucks Variety Sampler Pack A shoutout on our website 20% discount code to try everything you want!
$600	Clusterbucks Full-size Variety Pack Lil Bucks Variety Sampler Pack A shoutout on our website 25% discount code to try everything you want!
$1,200	Full Product Family (6 bags - one-month's supply) Lil Bucks Produce Bag 10% off code to use for one-year on all Lil Bucks products A shoutout on our website
$2,500	Lil Bucks T-Shirt Full Product Family (6 bags - one-month's supply) Lil Bucks Produce Bag 10% off code to use for one-year on all Lil Bucks products A shoutout on our website
$5,000	Lil Bucks T-Shirt Full Product Family Lineup (6 bags - one-month's supply) Lil Bucks Produce Bag 15% off code to use for one-year on all Lil Bucks products A shoutout on our website
$10,000	1:1 Zoom call with founder Lil Bucks T-Shirt Full Product Family Lineup (6 bags - one-month's supply) Lil Bucks Produce Bag 15% off code to use for one-year on all Lil Bucks products A shoutout on our website
$25,000	1:1 Zoom call with founder Lil Bucks T-Shirt Lil Bucks Hat Full Product Family Lineup (12 bags - two-month's supply) Lil Bucks Produce Bag 15% off code to use for one-year on all Lil Bucks products A shoutout on our website

FAQ

How do I earn a return?	We are using Republic's Crowd SAFE security. Learn how this translates into a return on investment here.
What is the best way to eat Lil Bucks?	Lil Bucks are available in Original, Cacao, Matcha and Cinnamon. They are most commonly enjoyed as a crunchy topping on yogurt, smoothies, oatmeal and toast (i.e. eaten like a granola), but we've also seen them used on ice cream, salads and as a superfood ingredient in balls and bites.
What are you most popular flavors?	LIL BUCKS: 1) Cinnamon; 2) Cacao; 3) Original; 4) Matcha-Vanilla CLUSTERBUCKS: 1) Chocolate Reishi; 2) Turmeric Lemon Myrtle In general, the Clusterbucks do better in retail as they're a more familiar product format (clusters) and they're in a faster-moving category. This is why we plan to spearhead our retail efforts with expanded Clusterbucks distribution in Q1 2021. Online (being Amazon and LoveLilBucks.com), the product lines perform equally, as there's a huge opportunity to better target our specialty products to relevant interest groups.

EXHIBIT C

Form of Security

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN PURCHASER.

Lil Bucks LLC

Crowd SAFE
(Crowdfunding Simple Agreement for Future Equity)

Series 2020

THIS CERTIFIES THAT in exchange for the payment by [Investor Name] (the "**Investor**", and together with all other Series 2020 Crowd SAFE holders, "**Investors**") of $[________] (the "**Purchase Amount**") on or about [Date of Crowd SAFE], Lil Bucks LLC, a Illinois Limited Liability Company (the "**Company**"), hereby issues to the Investor the right to certain shares of the Company's Capital Stock (defined below), subject to the terms set forth below.

The "**Discount**" is 20%.

The "**Valuation Cap**" is $4,000,000.

See Section 2 for certain additional defined terms.

1. ***Events***

(a) **Equity Financing**.

(i) If an Equity Financing occurs before this instrument terminates in accordance with Sections 1(b)-(d) ("**First Equity Financing**"), the Company shall promptly notify the Investor of the closing of the First Equity Financing and of the Company's discretionary decision to either (1) continue the term of this Crowd SAFE without converting the Purchase Amount to Capital Stock; or (2) issue to the Investor a number of units of the CF Shadow Series of the Capital Stock (whether Preferred Securities or another class issued by the Company), as applicable, sold in the First Equity Financing. The number of shares of the CF Shadow Series of such Capital Stock shall equal the quotient obtained by dividing (x) the

Purchase Amount by (y) the applicable Conversion Price (such applicable Conversion Price, the "**First Equity Financing Price**").

(ii) If the Company elects to continue the term of this Crowd SAFE past the First Equity Financing and another Equity Financing occurs before the termination of this Crowd SAFE in accordance with Sections 1(b)-(d) (each, a "**Subsequent Equity Financing**"), the Company shall promptly notify the Investor of the closing of the Subsequent Equity Financing and of the Company's discretionary decision to either (1) continue the term of this Crowd SAFE without converting the Investor's Purchase Amount to Capital Stock; or (2) issue to the Investor a number of shares of the CF Shadow Series of Preferred Stock sold in the Subsequent Equity Financing. The number of shares of the CF Shadow Series of the Capital Stock (whether Preferred Securities or another class issued by the Company) shall equal to the quotient obtained by dividing (x) the Purchase Amount by (y) the First Equity Financing Price.

(b) **Liquidity Event**.

(i) If there is a Liquidity Event before the termination of this instrument and before any Equity Financing, the Investor will, at its option, either (i) receive a cash payment equal to the Purchase Amount (subject to the following paragraph) or (ii) automatically receive from the Company a number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price, if the Investor fails to select the cash option. In connection with this Section 1(b)(i), the Purchase Amount will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay the Investor and holders of other Crowd SAFEs (collectively, the "**Cash-Out Investors**") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

(ii) If there is a Liquidity Event after one or more Equity Financings have occurred but before the termination of this instrument, the Investor will, at its option, either (i) receive a cash payment equal to the Purchase Amount (as described in the foregoing paragraph) or (ii) automatically receive from the Company a number of units of the most recent issued Capital Stock (whether Preferred Securities or another class issued by the Company) equal to the Purchase Amount divided by the First Equity Financing Price, if the Investor fails to select the cash option. Shares of Capital Stock granted in connection therewith shall have the same liquidation rights and preferences as the shares of Capital Stock issued in connection with the Company's most recent Equity Financing.

If the Company's board of directors determines in good faith that delivery of Capital Stock to the Investor pursuant to Section 1(b)(i)(2) or Section 1(b)(ii)(2) would violate applicable law, rule or regulation, then the Company shall deliver to Investor in lieu thereof, a cash payment equal to the fair market value of such Capital Stock, as determined in good faith by the Company's board of directors.

(c) **Dissolution Event**. If there is a Dissolution Event before this instrument terminates in accordance with Sections 1(a) or 1(b), subject to the preferences applicable to any series of Preferred Securities, the Company will distribute its entire assets legally available for distribution with equal priority among the (i) Investors (on an as converted basis based on a valuation of Common Securities as determined in good faith by the Company's board of directors at the time of Dissolution Event), (ii) all other holders of instruments sharing in the assets of the Company at the same priority as holders of Common Securities upon a Dissolution Event and (iii) and all holders of Common Securities.

(d) **Termination**. This instrument will terminate (without relieving the Company or the Investor of any obligations arising from a prior breach of or non-compliance with this instrument) upon the earlier to occur: (i) the issuance of units in the CF Shadow Series or Common Securities to the Investor pursuant to Section 1(a) or Section 1(b); or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to Sections 1(b) or 1(c).

2. *Definitions*

"**Capital Stock**" shall mean the Common Securities or Preferred Securities of the Company.

"**CF Shadow Series**" shall mean a series of Capital Stock that is identical in all respects to the shares of Capital Stock (whether Preferrred Securities or another class issued by the Company) issued in the relevant Equity Financing (e.g., if the Company sells Series A Preferred Securities in an Equity Financing, the Shadow Series would be Series A-CF Preferred Securities), except that:

(i) CF Shadow Series unit holders shall have no voting rights and shall not be entitled to vote on any matter that is submitted to a vote or for the consent of the unit holders of the Company;

(ii) Each of the CF Shadow Series unit holders shall enter into a proxy agreement, in the form of Exhibit A attached hereto, appointing the Intermediary as its irrevocable proxy with respect to any matter to which CF Shadow Series unit holders are entitled to vote by law. Entering into such proxy agreement is a condition of receiving CF Shadow Series units and such agreement provides that the Intermediary will vote with the majority of the holders of the relevant class of the Company's Capital Stock on any matters to which the proxy agreement applies; and

(iii) CF Shadow Series unit holders have no information or inspection rights, except with respect to such rights not waivable by laws.

"**Change of Control**" means (i) a transaction or series of related transactions in which any "person" or "group" (within the meaning of Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended), becomes the "beneficial owner" (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended), directly or indirectly, of more than 50% of the outstanding voting securities of the Company having the right to vote for the election of members of the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, other than a transaction or series of related transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

"**Common Securities**" means common limited liability company membership units of the Company or common stock of the Company, if the Company is restructured as a corporation, including the securities issuable upon the conversion of this instrument pursuant to Sections 1(a) or 1(b). For purposes of this Crowd SAFE, "common limited liability company membership units" refers to those interests in the Company that, as of the relevant event, would be last to receive a repayment of all capital contributions made in respect to such interests.

"**Conversion Price**" means either: (i) the SAFE Price or (ii) the Discount Price, whichever calculation results in a greater number of shares of Capital Stock.

"**Discount Price**" means the product of (i) the price per unit of sold in an Equity Financing and (ii) 100% less the Discount.

"**Dissolution Event**" means (i) a voluntary termination of operations, (ii) a general assignment for the benefit of the Company's creditors, (iii) the commencement of a case (whether voluntary or involuntary) seeking relief under Title 11 of the United States Code (the "Bankruptcy Code"), or (iv) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

"**Equity Financing**" shall mean the next sale (or series of related sales) by the Company of its Equity Securities to one or more third parties following the date of this instrument from which the Company receives gross proceeds of not less than $1,000,000 cash or cash equivalent (excluding the conversion of any instruments convertible into or exercisable or exchangeable for Capital Stock, such as SAFEs or convertible promissory notes) with the principal purpose of raising capital.

"**Equity Securities**" shall mean Common Stock or Preferred Stock or any securities convertible into, exchangeable for or conferring the right to purchase (with or without additional consideration) Common Stock or Preferred Stock, except in each case, (i) any security granted, issued and/or sold by the Company to any director, officer, employee, advisor or consultant of the Company in such capacity for the primary purpose of soliciting or retaining his, her or its services, (ii) any convertible promissory notes issued by the Company, and (iii) any SAFEs issued.

"**Fully Diluted Capitalization**" shall mean the aggregate number, as of immediately prior to the First Equity Financing, of issued and outstanding shares of Capital Stock, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including shares of convertible Preferred Stock and all outstanding vested or unvested options or warrants to purchase Capital Stock, but excluding (i) the issuance of all shares of Capital Stock reserved and available for future issuance under any of the Company's existing equity incentive plans, (ii) convertible promissory notes issued by the Company, (iii) any SAFEs, and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs.

"**Intermediary**" means OpenDeal Portal LLC, a registered securities crowdfunding portal CRD#283874, or a qualified successor.

"**IPO**" means the closing of the Company's first firm commitment underwritten initial public offering of Common Securities pursuant to an effective registration statement filed under the Securities Act.

"**Liquidity Capitalization**" means the number, as of immediately prior to the Liquidity Event, of units of the Company's Capital Stock (on an as-converted basis) outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (i) shares of Common Securities reserved and available for future grant under any equity incentive or similar plan; (ii) any SAFEs; and (iii) convertible promissory notes.

"**Liquidity Event**" means a Change of Control or an IPO.

"**Liquidity Price**" means the price per share equal to (x) the Valuation Cap divided by (y) the Liquidity Capitalization.

"**Lock-up Period**" means the period commencing on the date of the final prospectus relating to the Company's IPO, and ending on the date specified by the Company and the managing underwriter(s). Such period shall not exceed one hundred eighty (180) days, or such other period as may be requested by the Company or an underwriter to accommodate regulatory restrictions on (i) the publication or other distribution of research reports, and (ii) analyst recommendations and opinions.

"**Preferred Securities**" means the preferred limited liability company membership units of the Company or preferred stock of the Company, if the Company is restructured as a corporation, including the securities issuable upon the conversion of this instrument pursuant to Sections 1(b)(i) or 1(d).

"**Regulation CF**" means Regulation Crowdfunding promulgated under the Securities Act.

"**SAFE**" means any simple agreement for future equity (or other similar agreement), including a Crowd SAFE, which is issued by the Company for bona fide financing purposes and which may convert into Capital Stock in accordance with its terms.

"**SAFE Price**" means the price per share equal to (x) the Valuation Cap divided by (y) the Fully Diluted Capitalization.

3. *Company Representations*

(a) The Company is a limited liability company duly organized, validly existing and in good standing under the laws of the state of its organization, and has the power and authority to own, lease and operate its properties and carry on its business as now conducted.

(b) The execution, delivery and performance by the Company of this instrument is within the power of the Company and, other than with respect to the actions to be taken when equity is to be issued to Investor, has been duly authorized by all necessary actions on the part of the Company. This instrument constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity. To the knowledge of the Company, it is not in violation of (i) its current charter or bylaws; (ii) any material statute, rule or regulation applicable to the Company; or (iii) any material indenture or contract to which the Company is a party or by which it is bound, where, in each case, such violation or default, individually, or together with all such violations or defaults, could reasonably be expected to have a material adverse effect on the Company.

(c) The performance and consummation of the transactions contemplated by this instrument do not and will not: (i) violate any material judgment, statute, rule or regulation applicable to the Company; (ii) result in the acceleration of any material indenture or contract to which the Company is a party or by which it is bound; or (iii) result in the creation or imposition of any lien upon any property, asset or revenue of the Company or the suspension, forfeiture, or nonrenewal of any material permit, license or authorization applicable to the Company, its business or operations.

(d) No consents or approvals are required in connection with the performance of this instrument, other than: (i) the Company's corporate approvals; (ii) any qualifications or filings under

applicable securities laws; and (iii) necessary corporate approvals for the authorization of shares of CF Shadow Series issuable pursuant to Section 1.

(e) The Company shall, prior to the conversion of this instrument, reserve from its authorized but unissued shares of Capital Stock for issuance and delivery upon the conversion of this instrument, such number of shares of the Capital Stock as necessary to effect the conversion contemplated by this instrument, and, from time to time, will take all steps necessary to amend its charter to provide sufficient authorized numbers of shares of the Capital Stock issuable upon the conversion of this instrument. All such shares shall be duly authorized, and when issued upon any such conversion, shall be validly issued, fully paid and non-assessable, free and clear of all liens, security interests, charges and other encumbrances or restrictions on sale and free and clear of all preemptive rights, except encumbrances or restrictions arising under federal or state securities laws.

(f) The Company is (i) not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act, (ii) not an investment company as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**"), and is not excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act, (iii) not disqualified from selling securities under Rule 503(a) of Regulation CF, (iv) not barred from selling securities under Section 4(a)(6) of the Securities Act due to a failure to make timely annual report filings, (vi) not planning to engage in a merger or acquisition with an unidentified company or companies, and (vii) organized under, and subject to, the laws of a state or territory of the United States or the District of Columbia.

(g) The Company has, or will shortly after the issuance of this instrument, engage a transfer agent registered with the U.S. Securities and Exchange Commission to act as the sole registrar and transfer agent for the Company with respect to the Crowd SAFE.

(h) The Company is (i) not required to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (the "**Exchange Act**"), (ii) not an investment company as defined in section 3 of the Investment Company Act of 1940, and is not excluded from the definition of investment company by section 3(b) or section 3(c) of such Act, (iii) not disqualified from selling securities under Rule 503(a) of Regulation CF, (iv) not barred from selling securities under §4(a)(6) due to a failure to make timely annual report filings, (vi) not planning to engage in a merger or acquisition with an unidentified company or companies, and (vii) organized under, and subject to, the laws of a state or territory of the United States or the District of Columbia.

4. *Investor Representations*

(a) The Investor has full legal capacity, power and authority to execute and deliver this instrument and to perform its obligations hereunder. This instrument constitutes a valid and binding obligation of the Investor, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

(b) The Investor has been advised that this instrument and the underlying securities have not been registered under the Securities Act or any state securities laws and are offered and sold hereby pursuant to Section 4(a)(6) of the Securities Act. The Investor understands that neither this instrument nor the underlying securities may be resold or otherwise transferred unless they are registered under the Securities Act and applicable state securities laws or pursuant to Rule 501 of Regulation CF, in which case certain state transfer restrictions may apply.

(c) The Investor is purchasing this instrument and the securities to be acquired by the Investor hereunder for its own account for investment, not as a nominee or agent, and not with a view to, or for resale in connection with, the distribution thereof, and the Investor has no present intention of selling, granting any participation in, or otherwise distributing the same. The Investor understands that the Securities have not been, and will not be, registered under the Securities Act or any state securities laws, by reason of specific exemptions under the provisions thereof which depend upon, among other things, the bona fide nature of the investment intent and the accuracy of each Investor's representations as expressed herein.

(d) The Investor acknowledges, and is purchasing this instrument in compliance with, the investment limitations set forth in Rule 100(a)(2) of Regulation CF, promulgated under Section 4(a)(6)(B) of the Securities Act.

(e) The Investor acknowledges that the Investor has received all the information the Investor has requested from the Company and the Investor considers necessary or appropriate for deciding whether to acquire this instrument and the underlying securities, and the Investor represents that the Investor has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of this instrument and the underlying securities and to obtain any additional information necessary to verify the accuracy of the information given to the Investor. In deciding to purchase this instrument, the Investor is not relying on the advice or recommendations of the Company or of Republic.co and the Investor has made its own independent decision that an investment in this instrument and the underlying securities is suitable and appropriate for the Investor. The Investor understands that no federal or state agency has passed upon the merits or risks of an investment in this instrument and the underlying securities or made any finding or determination concerning the fairness or advisability of this investment.

(f) The Investor understands and acknowledges that as a Crowd SAFE investor, the Investor shall have no voting, information or inspection rights, aside from any disclosure requirements the Company is required to make under relevant securities regulations.

(g) The Investor understands that no public market now exists for any of the securities issued by the Company, and that the Company has made no assurances that a public market will ever exist for this instrument and the securities to be acquired by the Investor hereunder.

(h) The Investor is not (i) a citizen or resident of a geographic area in which the purchase or holding of the Crowd SAFE and the underlying securities is prohibited by applicable law, decree,

regulation, treaty, or administrative act, (ii) a citizen or resident of, or located in, a geographic area that is subject to U.S. or other applicable sanctions or embargoes, or (iii) an individual, or an individual employed by or associated with an entity, identified on the U.S. Department of Commerce's Denied Persons or Entity List, the U.S. Department of Treasury's Specially Designated Nationals List, the U.S. Department of State's Debarred Parties List or other applicable sanctions lists. Investor hereby represents and agrees that if Investor's country of residence or other circumstances change such that the above representations are no longer accurate, Investor will immediately notify Company. Investor further represents and warrants that it will not knowingly sell or otherwise transfer any interest in the Crowd SAFE or the underlying securities to a party subject to U.S. or other applicable sanctions.

(i) If the Investor is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), the Investor hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation, subscription and payment for, and continued ownership of, its beneficial interest in the Crowd SAFE and the underlying securities will not violate any applicable securities or other laws of the Investor's jurisdiction, including (i) the legal requirements within its jurisdiction for the subscription and the purchase of its beneficial interest in the Crowd SAFE; (ii) any foreign exchange restrictions applicable to such subscription and purchase; (iii) any governmental or other consents that may need to be obtained; and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, conversion, redemption, sale, or transfer of its beneficial interest in the Crowd SAFE and the underlying securities. The Investor acknowledges that the Company has taken no action in foreign jurisdictions with respect to the Crowd SAFE (and the Investor's beneficial interest therein) and the underlying securities.

(j) If the Investor is a corporate entity: (i) such corporate entity is duly incorporated, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to enter into this Agreement; (ii) the execution, delivery and performance by the Investor of the Agreement is within the power of the Investor and has been duly authorized by all necessary actions on the part of the Investor; (iii) to the knowledge of the Investor, it is not in violation of its current charter or bylaws, any material statute, rule or regulation applicable to the Investor; and (iv) the performance the Agreement does not and will not violate any material judgment, statute, rule or regulation applicable to the Investor; result in the acceleration of any material indenture or contract to which the Investor is a party or by which it is bound, or otherwise result in the creation or imposition of any lien upon the Purchase Amount.

(k) The Investor further acknowledges that it has read, understood, and had ample opportunity to ask Company questions about its business plans, "Risk Factors," and all other information presented in the Company's Form C and the offering documentation filed with the SEC.

(l) The Investor represents that the Investor understands the substantial likelihood that the Investor will suffer a **TOTAL LOSS** of all capital invested, and that Investor is prepared to bear the risk of such total loss.

5. *Transfer Restrictions*.

(a) The Investor hereby agrees that during the Lock-up Period it will not, without the prior written consent of the managing underwriter: (A) lend; offer; pledge; sell; contract to sell; sell any option or contract to purchase; purchase any option or contract to sell; grant any option, right, or warrant to purchase; or otherwise transfer or dispose of, directly or indirectly, any units of Capital Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Capital Stock (whether such shares or any such securities are then owned by the Investor or are thereafter acquired); or (B) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic

consequences of ownership of such securities; whether any such transaction described in clause (A) or (B) above is to be settled by delivery of Capital Stock or other securities, in cash, or otherwise.

(b) The foregoing provisions of Section 5(a) will: (x) apply only to the IPO and will not apply to the sale of any shares to an underwriter pursuant to an underwriting agreement; (y) not apply to the transfer of any shares to any trust for the direct or indirect benefit of the Investor or the immediate family of the Investor, provided that the trustee of the trust agrees to be bound in writing by the restrictions set forth herein, and provided further that any such transfer will not involve a disposition for value; and (z) be applicable to the Investor only if all officers and directors of the Company are subject to the same restrictions and the Company uses commercially reasonable efforts to obtain a similar agreement from all stockholders individually owning more than 5% of the outstanding Common Securities or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Securities. Notwithstanding anything herein to the contrary, the underwriters in connection with the IPO are intended third-party beneficiaries of Section 5(a) and will have the right, power and authority to enforce the provisions hereof as though they were a party hereto. The Investor further agrees to execute such agreements as may be reasonably requested by the underwriters in connection with the IPO that are consistent with Section 5(a) or that are necessary to give further effect thereto.

(c) In order to enforce the foregoing covenant, the Company may impose stop transfer instructions with respect to the Investor's registrable securities of the Company (and the Company shares or securities of every other person subject to the foregoing restriction) until the end of the Lock-up Period. The Investor agrees that a legend reading substantially as follows will be placed on all certificates representing all of the Investor's registrable securities of the Company (and the shares or securities of the Company held by every other person subject to the restriction contained in Section 5(a)):

> THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A LOCK-UP PERIOD BEGINNING ON THE EFFECTIVE DATE OF THE COMPANY'S REGISTRATION STATEMENT FILED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AS SET FORTH IN AN AGREEMENT BETWEEN THE COMPANY AND THE ORIGINAL HOLDER OF THESE SECURITIES, A COPY OF WHICH MAY BE OBTAINED AT THE COMPANY'S PRINCIPAL OFFICE. SUCH LOCK-UP PERIOD IS BINDING ON TRANSFEREES OF THESE SECURITIES.

(d) Without in any way limiting the representations and warranties set forth in Section 4 above, the Investor further agrees not to make any disposition of all or any portion of this instrument or the underlying securities unless and until the transferee has agreed in writing for the benefit of the Company to make the representations and warranties set out in Section 4 and the undertaking set out in Section 5(a) and:

(i) There is then in effect a registration statement under the Securities Act covering such proposed disposition and such disposition is made in accordance with such registration statement; or

(ii) The Investor shall have notified the Company of the proposed disposition and shall have furnished the Company with a detailed statement of the circumstances surrounding the proposed disposition and, if reasonably requested by the Company, the Investor shall have furnished the Company with an opinion of counsel reasonably satisfactory to the Company that such disposition will not require registration of such shares under the Securities Act.

(e) The Investor agrees that it shall not make any disposition of this instrument or any underlying securities to any of the Company's competitors, as determined by the Company in good faith.

(f) The Investor understands and agrees that the Company will place the legend set forth below or a similar legend on any book entry or other forms of notation evidencing this Crowd SAFE and any certificates evidencing the underlying securities, together with any other legends that may be required by state or federal securities laws, the Company's charter or bylaws, any other agreement between the Investor and the Company or any agreement between the Investor and any third party:

> THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

6. *Miscellaneous*

(a) If the Company elects to convert to a C-corporation while this Crowd SAFE remains outstanding, the Investoragrees to take any and all actions determined in good faith by the Company to be advisable to reorganize this Crowd SAFE and any securities issuable hereunder. Further, the Investor agrees to take any and all actions determined in good faith by the Company's board of directors or equivalent governance body to be advisable to reorganize this instrument and any shares of Capital Stock issued pursuant to the terms of this instrument into a special purpose vehicle or other entity designed to aggregate the interests of holders of Crowd SAFEs.

(b) Any provision of this instrument may be amended, waived or modified only upon the written consent of either (i) the Company and the Investor, or (ii) the Company and the majority of the Investors (calculated based on the Purchase Amount of each Investors Crowd SAFE).

(c) Any notice required or permitted by this instrument will be deemed sufficient when delivered personally or by overnight courier or sent by email to the relevant address listed on the signature page, or 48 hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid, addressed to the party to be notified at such party's address listed on the signature page, as subsequently modified by written notice.

(d) The Investor is not entitled, as a holder of this instrument, to vote or receive dividends or be deemed the holder of Capital Stock for any purpose, nor will anything contained herein be construed to confer on the Investor, as such, any of the rights of a stockholder of the Company or any right to vote for the election of managers, directors or upon any matter submitted to equity holders at any meeting thereof, or to give or withhold consent to any Company action or to receive notice of meetings, or to receive subscription rights or otherwise until Common Stock has been issued upon the terms described herein.

(e) Neither this instrument nor the rights contained herein may be assigned, by operation of law or otherwise, by either party without the prior written consent of the other; *provided, however*, that this

instrument and/or the rights contained herein may be assigned without the Company's consent by the Investor to any other entity who directly or indirectly, controls, is controlled by or is under common control with the Investor, including, without limitation, any general partner, managing member, officer or director of the Investor, or any venture capital fund now or hereafter existing which is controlled by one or more general partners or managing members of, or shares the same management company with, the Investor; and *provided, further*, that the Company may assign this instrument in whole, without the consent of the Investor, in connection with a reincorporation to change the Company's domicile.

(f) In the event any one or more of the terms or provisions of this instrument is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the terms or provisions of this instrument operate or would prospectively operate to invalidate this instrument, then such term(s) or provision(s) only will be deemed null and void and will not affect any other term or provision of this instrument and the remaining terms and provisions of this instrument will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

(g) All securities issued under this instrument may be issued in whole or fractional parts.

(h) All rights and obligations hereunder will be governed by the laws of the State of Illinois, without regard to the conflicts of law provisions of such jurisdiction.

(i) Any dispute, controversy or claim arising out of, relating to or in connection with this instrument, including the breach or validity thereof, shall be determined by final and binding arbitration administered by the American Arbitration Association (the "**AAA**") under its Commercial Arbitration Rules and Mediation Procedures ("**Commercial Rules**"). The award rendered by the arbitrator shall be final, non-appealable and binding on the parties and may be entered and enforced in any court having jurisdiction. There shall be one arbitrator agreed to by the parties within twenty (20) days of receipt by respondent of the request for arbitration or, in default thereof, appointed by the AAA in accordance with its Commercial Rules. The place of arbitration shall be Chicago, IL. Except as may be required by law or to protect a legal right, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

(j) The parties acknowledge and agree that for United States federal and state income tax purposes this Crowd SAFE is, and at all times has been, intended to be characterized as stock, and more particularly as common stock for purposes of Sections 304, 305, 306, 354, 368, 1036 and 1202 of the Internal Revenue Code of 1986, as amended. Accordingly, the parties agree to treat this Crowd SAFE consistent with the foregoing intent for all United States federal and state income tax purposes (including, without limitation, on their respective tax returns or other informational statements).

(k) In the event the Investor, together with its affiliates, purchases one or more Crowd SAFEs with an aggregate Purchase Amount equal to or exceeding $25,000 (a "**Major Investor**"), the Company shall provide the Investor with at least ten (10) business days prior written notice of the First Equity Financing, including the price and terms thereof. The Major Investor shall have a right to convert, in its sole discretion, any Crowd SAFEs then held by the Major Investor upon the closing of the First Equity Financing into a number of shares of the CF Shadow Series of Capital Stock in accordance with Section 1(a). For the avoidance of doubt, this clause shall only apply to the Purchase Amount from the current

Offering of the Company's Capital Stock and will not be integrated with any previous offerings of the Company's Units.

(l) Company shall provide the Investor with at least ten (10) business days prior written notice ("**Notice**") including the price and terms thereof of the First Equity Financing consisting of any new equity securities other than Excluded Securities (such Securities other than Excluded Securities the "**New Securities)**. The Investor shall have the right, upon Notice from the Company, within ten (10) days following receipt of the Notice, whether such Notice is provided before or after the issuance (the "**Exercise Period**"), to elect to subscribe for, at the price and on the terms stated in the Notice, such number of New Securities equal to the product obtained by multiplying the number of New Securities (calculated on an as-converted basis) by a fraction, the numerator of which is the Common Stock (calculated on an as-converted basis) held by the Investor on the date of such Notice (and prior to the issuance) and the denominator of which is the total number of Common Stock (calculated on an as-converted basis) issued and outstanding on the date of such Notice (and prior to the issuance); provided, however, the denominator shall not include shares of Common Stock reserved and available for future grant under any equity incentive or similar plan of the Company. If all or any portion of the New Securities are not subscribed to by the Investor as described above, then the Company may, at its election, during a period of thirty (30) days following the expiration of the Exercise Period, issue the remaining New Securities to other parties at a price and upon terms not more favorable than those stated in such Notice. In the event the Company has not issued the New Securities within such thirty (30) day period, the Company shall not thereafter issue any New Securities without first offering such securities to the Investor in the manner provided in this clause. Failure by the Investor to exercise its option to subscribe with respect to one offering and issuance of New Securities shall not affect its option to subscribe for equity securities in any subsequent offering and issuance. This clause shall not apply to "**Excluded Securities**" issued by the Company which shall mean (i) securities issued as a dividend or distribution on outstanding securities, (ii) securities issued upon conversion or exercise of outstanding securities, (iii) securities issued to employees, directors or consultants pursuant to a plan, agreement or arrangement approved by the Company's Board of Directors, (iv) securities issued pursuant to the acquisition of another corporation or its assets by the Company, or (v) up to one million dollars ($1,000,000) in securities issued by the Company annually to fund obligations to make cash dividends or interest payments on outstanding securities.

(*Signature page follows*)

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

Lil Bucks LLC

By:
Name: Emily Griffith
Title: CEO
Address: 72 Bluff Road, Trout Valley, IL 60013, United States
Email: emily@lovelilbucks.com

INVESTOR:
By:
Name:

Exhibit A – CF Shadow Share Proxy

Irrevocable Proxy

Reference is hereby made to a certain Crowdfunding Simple Agreement for Future Equity (the "***Crowd SAFE***") dated _______ between Lil Bucks LLC, a Illinois Limited Liability Company (the "***Company***") and $investor_name$ (*"**Member**").* In connection with a conversion of Member's investment in the Crowd SAFE into Capital Stock of a CF Shadow Series (as defined in the Crowd SAFE) pursuant to the Crowd SAFE, the Member and OpenDeal Portal LLC (the "***Intermediary***") as another holder of Capital Stock of a CF Shadow Series hereby agree as follows:

1. **Grant of Irrevocable Proxy**.

(a) With respect to all Capital Stock of CF Shadow Series owned by the Member as of the date of this Irrevocable Proxy or any subsequent date (the "***Interests***"), Member hereby grants to Intermediary an irrevocable proxy under Section 212 of the Delaware General Corporation Law or Section 302 of the Delaware Limited Liability Company Act, as applicable, to vote the Interests in any manner that the Intermediary may determine in its sole and absolute discretion. For the avoidance of doubt, the Intermediary, as the holder of this irrevocable proxy (rather than the Member) will vote the Interests with respect to all meetings of equity holders and other actions (including actions by written consent in lieu of a meeting) on which holders of Interests may be entitled to vote. The Intermediary hereby agrees to vote all Interests consistently with the majority of the Capital Stock on which the CF Shadow Series is based. This proxy revokes any other proxy granted by the Member at any time with respect to the Interests.

(b) The Intermediary shall have no duty, liability or obligation whatsoever to the Member arising out of the Intermediary's exercise of the this irrevocable proxy. The Member expressly acknowledges and agrees that (i) the Member will not impede the exercise of the Intermediary's rights under this irrevocable proxy and (ii) the Member waives and relinquishes any claim, right or action the Member might have, as an equity holder of the Company or otherwise, against the Intermediary or any of its affiliates or agents (including any directors, officers, managers, members, and employees) in connection with any exercise of the irrevocable proxy granted hereunder.

(c) This irrevocable proxy shall expire as to those Interests on the earlier of (i) the date that such Interests are converted into Common Securities of the Company or (ii) the date that such Interests are converted to cash or a cash equivalent, but shall continue as to any Interests not so converted.

2. Legend. The Member agrees to permit an appropriate legend on certificates evidencing the Interests or any transfer books or related documentation of ownership reflecting the grant of the irrevocable proxy contained in the foregoing Section 1.

3. Representations and Warranties. The Member represents and warrants to the Intermediary as follows:

(a) The Member has the all necessary rights, power and authority to execute, deliver and perform his obligations under this Irrevocable Proxy. This Irrevocable Proxy has been duly executed and delivered by the Member and constitutes such Member's legal and valid obligation enforceable against the Member in accordance with its terms.

(b) The Member is the record owner of the Interests and the Member has plenary voting and dispositive power with respect to such Interests; the Member owns no other equity of the Company; there are no proxies, voting trusts or other agreements or understandings to which such Member is a party or bound by and which expressly require that any of the Interests be voted in any specific manner other than pursuant to this irrevocable proxy. The Member has not entered into any agreement or arrangement inconsistent with this irrevocable proxy.

4. Equitable Remedies. The Member acknowledges that irreparable damage would result if this irrevocable proxy is not specifically enforced and that, therefore, the rights and obligations of the Intermediary may be enforced by a decree of specific performance issued by arbitration pursuant to the Crowd SAFE, and appropriate injunctive relief may be applied for and granted in connection therewith. Such remedies shall, however, not be exclusive and shall be in addition to any other remedies that the Intermediary may otherwise have available.

5. Defined Terms. All terms defined in this irrevocable proxy shall have the meaning defined herein. All other terms will be interpreted in accordance with the Crowd SAFE.

6. Amendment. Any provision of this instrument may be amended, waived or modified only upon the written consent of the (i) the Member and (ii) the Intermediary .

7. Assignment.

(a) In the event the Member wishes to transfer, sell, hypothecate or otherwise assign any Interests, the Member hereby agrees to require, as a condition of such action, that the counterparty or counterparties thereto must enter into a proxy agreement with the Intermediary substantially identical to this irrevocable proxy.

(b) The Intermediary may transfer its rights under this instrument after giving prior written notice to the Member.

8. Severability. In the event any one or more of the terms or provisions of this instrument is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the terms or provisions of this instrument operate or would prospectively operate to invalidate this instrument, then such term(s) or provision(s) only will be deemed null and void and will not affect any other term or provision of this instrument and the remaining terms and provisions of this instrument will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

IN WITNESS WHEROF, the undersigned have caused this instrument to be duly executed and delivered.

INVESTOR:	**INTERMEDIARY:**
By:	By:
Name:	Name: Authorized Signatory, OpenDeal Portal LLC d/b/a Republic
Date:	Date:

EXHIBIT D

Video Transcript

Lil Bucks Republic Fundraising Video Script

My name is Emily and I'm the founder of lil bucks, America's buckwheat brand. We make crunchy snacks and breakfast toppings out of the underutilized superfood, sprouted buckwheat seeds.

I'm stoked to present this opportunity to you and invite you on this buckwheat journey with us.

This brand was inspired from a life-changing acai bowl by the beach in Sydney Australia. This bowl had the best taste and texture, and I felt amazing after eating it. Turns out the secret ingredient here, providing gluten-free protein, fiber, antioxidants, magnesium and more, was sprouted buckwheat! I of course became obsessed with these super-seeds and started noticing it in grocery stores and at cafes around Australia.

When it came time to move back to America, I was shocked that there wasn't a company making crunchy, nutrient-dense products out of buckwheat, so I became possessed with the mission to introduce this versatile superfood to the US, while using buckwheat grown on our own soil as a great cover crop for organic farmers in Minnesota and North Dakota.

After moving back to Chicago in late 2017, I learned about The Hatchery, a nonprofit in Chicago helping food businesses get off the ground. I literally started with their "starting a food business 101" class, got my kitchen license and starting making our Lil Bucks out of a shared kitchen in Chicago. As a designer, I created the brand and packaging, and we started selling at fitness festivals and markets in 2018.

I started my own food marketing consultancy to bring in six figures solely to pay the rent and bootstrap Lil Bucks' first 18 months in business.

While I have an excellent marketing background, The Hatchery helped us get up to speed on CPG ops and financing before scaling into retailers like Whole Foods, which we did earlier this year.

We're now taking the nation by storm, with not one but two innovative buckwheat product lines in over 100 stores primarily in the Midwest. We secured distribution with the two major natural food distributors to start expanding nationally next year.

Your investment will enable us to continue working with the amazing partners that helped get us to where we are, from PR to ops to sales. We also identified two hires we plan to bring on in Q1 who will help us scale $1M in sales and beyond.

As a brand, you can trust that we won't cut corners on sourcing or nutrition for our bottom line. We found a way to get great margins while sticking to our values.

Lil Bucks is a part of the Future of Food. We will be the change we want to see, and we invite you to join us.

Product Section Video

Tell us what the superfood is, and I'm dying to know how you got the name Lil Bucks. We'll get to that in a second, but tell us about the super food.

Yeah. So Lil Bucks are all made from sprouted buckwheat seeds, which are grain-free crunchy supersedes, actually fruit seeds high in protein, fiber antioxidants, magnesium, you name it.

How did you discover it?

So I say, this is very millennial of me to say, but I had a life-changing acai bowl when I was living in Australia. So, you know, acai generally, it's a smoothie topped with granola fruit. It can actually end up being pretty sugary. Um, so what made this bowl so incredible was the texture.

I'm a big texture person, so got to have a good crunch. And then, so there's this amazing crunch in it. And then, I felt amazing after eating it. So sometimes since the bulls can be so sugary, I think you can get a sugar rush. And for me, I felt like so satisfied in full and it turns out it was a sprouted, buckwheat seeds they were using instead of granola.

Let's talk about the name.

We mentioned it earlier, Lil Bucks. Where did you come up with that?

Well, buckwheat is an interesting thing. Like I said, it's actually a fruit seed. So I was kind of trying to educate on these are gluten-free the grain-free so let's drop wheat. I thought about like buckWheaties, but that still that's cute.

I like wanted something cute, cute little seeds. So, um, lil just kind of came into play. Sometimes you gotta like accentuate the lil. Bucks people. Well hopefully, lil bucks will bring you big bucks.

Here's the thing is you can, you can eat the product in a lot of different ways. So we're seeing like, take us through some of these things and we're gonna Oh, absolutely go crazy. Um, well, I'll start actually with how I like to start every day and. The way I originally discovered this product was on a smoothie.

So over here we have an, that you bowl. Um, sometimes I like throw some goji berries in it, but really you sense you don't need granola. I'll just like throw a bunch of like sprouted buckwheat in it and then you have, I didn't even get one with the book. Yeah. So, you know, antioxidant dance, we could all use a little immune support.

Talk us through the health benefits too.

Oh yeah. So the buckwheat itself, um, I think what's my favorite thing besides the texture and the crunch is the protein. So you feel so satisfied? Six grams of protein, a serving five grams of fiber. Um, Oh, that's some studies say 10 times more antioxidants than quinoa and particularly strong and an antioxidant called rutin, which is really good for your heart.

So buckwheat's known for heart health. Uh it's low-glycemic so, really good for managing blood sugar levels and gluten-free. So most people can eat them. These are amazing. Those are very popular. Those are Lil Bucks energy balls. We actually have the recipe on our website, lovelil bucks.com.

It's one of my customer's favorite recipes with the box. Cause you can commonly have protein balls, but yeah. Sometimes they're a little mushy, so this gives it a nice texture. Yeah. And it's so good. This was widely sold in Chicago. So we just launched into whole foods a few weeks ago, just launched. So you're getting bigger.

Yeah. Luckily had so much support from tons of local, like health, health stores, cafes, natural food stores, and now excited to expand, um, with Whole Foods and then hopefully beyond they are really good. You can pick up Lil Bucks at your local Whole Foods, as we just mentioned, or go to lovelilbucks.com